Rogers Communications Reports Strong Second Quarter 2004 Results

Quarterly Revenue Grows 14.5% and Operating Profit Rises 20.4% as Cable, Wireless
and Media Divisions Each Deliver Solid Financial and Operating Results

TORONTO (July 21, 2004) – Rogers Communications Inc. today announced its consolidated financial and operating results for the second quarter and six months ended June 30, 2004.

Financial highlights (in thousands of dollars, except per share amounts) are as follows:

Three Months Ended June 30,	2004	2003	% Change
Operating revenue (1)	1,343,495	1,173,213	14.5
Operating profit (2)	445,789	370,206	20.4
Net income	5,495	54,060	(89.8)
Earnings (loss) per share (3)	(0.03)	0.18	—
Additions to property, plant and equipment (4)	218,267	222,312	(1.8)

Six Months Ended June 30,	2004	2003	% Change
Operating revenue (1)	2,608,244	2,288,593	14.0
Operating profit (2)	827,646	679,480	21.8
Net income (loss)	(59,295)	77,796	—
Earnings (loss) per share (3)	(0.37)	0.25	—
Additions to property, plant and equipment (4)	446,933	411,262	8.7

1.	Effective January 1, 2004, we adopted new accounting standards regarding the timing of revenue recognition and the classification of certain items as revenue or expense; see the “New Accounting Standards – Revenue Recognition” section for further details with respect to the impact of this reclassification. All periods presented above are prepared on a consistent basis.

2.	Operating profit should not be considered as a substitute or alternative for operating income or net income, in each case determined in accordance with generally accepted accounting principles (“GAAP”). See the “Reconciliation to Net Income (Loss)” section for a reconciliation of operating profit to operating income and net income (loss) under GAAP; and the “Key Performance Indicators and Non-GAAP Measures – Operating Profit” section.

3.	Reflects both the distribution on and dividend accreted on Convertible Preferred Securities. See Note 6, “Calculation of Earnings (Loss) Per Share” to the Unaudited Consolidated Financial Statements for the interim period ended June 30, 2004.

4.	Additions to property, plant and equipment as stated based on accrual basis – see the “Key Performance Indicators and Non-GAAP Measures – Property, Plant and Equipment” section.

Highlights of the second quarter of 2004 included the following:

•	Operating revenue increased 14.5% for the quarter, with all three operating companies contributing to the year-over-year growth, including 9.3% growth at Cable, 23.2% growth at Wireless and 5.1% growth at Media.

•	Consolidated quarterly operating profit grew 20.4% year-over-year, with 35.4% growth at Wireless, 7.0% growth at Cable and 4.6% growth at Media.

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•	Cable had quarterly growth in revenue generating units (RGUs) of 35,600, driven by growth of 22,900 in Internet subscribers and of 26,500 in digital cable households, partially offset by a net loss of 13,800 in basic subscribers. The second quarter is historically a seasonally weak quarter for basic subscriber levels, due largely to the commencement of summer breaks at colleges and universities. This is also the case, but to a lesser extent, for Internet net additions. This trend was magnified somewhat this quarter as a result of the “double cohort” class in Ontario this past year.

•	Cable launched Rogers “Hi-Speed Internet Extreme” service with a 5 megabits-per-second modem setting for a faster Internet experience. Rogers’ suite of Internet access products was further expanded during the quarter with the launch of Rogers Hi-Speed Internet Ultra-lite service, offering speeds capped at 64 kilobits per second for occasional Internet users who have minimal requirements for bandwidth or multiple email boxes.

•	Cable added to its rich “Rogers on Demand” suite of products with the introduction of “The Movie Network OnDemand”, a subscription Video-on-Demand (SVOD) service, and also launched availability of a High Definition version of its successful Personal Video Recorder (PVR) product.

•	Subsequent to the end of the second quarter 2004, Cable launched its powerful new broadband Internet offering that is co-branded with Yahoo! Inc. Cable’s multi-year alliance with Yahoo was announced in January 2004.

•	Wireless postpaid voice and data subscriber net additions of 88,300 represented an increase of 16.6% compared to the second quarter of 2003, driven by the combination of increased gross activations and reduced churn levels. Average monthly postpaid wireless churn for the second quarter was reduced to 1.76%, while average monthly revenue per postpaid voice and data subscriber (ARPU) increased 4.3% to $59.20.

•	Wireless successfully completed the deployment of EDGE (Enhanced Data Rates for GSM Evolution) technology across its entire GSM/GPRS network and has begun introducing devices that enable subscribers to enjoy greatly increased wireless data speeds.

•	At Rogers Media, strong performances at the Radio division and The Shopping Channel more than offset continued softness in segments of the publishing and over-the-air television advertising markets to produce 4.6% year-over-year growth in Media’s operating profit.

•	On April 28, we received notice from AT&T Wireless Services, Inc. (AWE) of their intent to explore options to monetize their 34% stake in Rogers Wireless. On May 20, 2004, the exclusive 21-day negotiation period, as defined under a August 1999 shareholders’ agreement, between Rogers and AWE for the AWE stake ended without an agreement on price and a 60 day period began during which AWE was permitted to attempt to sell its Rogers Wireless shares to third parties. On July 19, 2004, we announced that the disposition process had expired and that AT&T Wireless had not sold its Rogers Wireless stake. Future initiatives by AT&T Wireless to sell their 34% stake would require they restart the disposition process as outlined under the terms of the shareholders’ agreement between the companies.

•	We recorded net income of $5.5 million in the second quarter of 2004 compared to net income of $54.1 million in the second quarter of 2003. This $48.6 million decrease in net income is attributable to year-over-year growth in operating profit of $75.6 million, offset

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by an aggregate of $124.2 million of increases in other expenses. These increases consisted principally of a loss on foreign exchange on U.S. dollar-denominated debt in 2004 compared to a substantial gain in 2003.

•	On January 1, 2004, we adopted the accounting policy of expensing the fair value of stock-based compensation granted to employees over the estimated vesting period of the stock options. This increased operating expenses for the quarter by $5.2 million.

•	On April 15, 2004, we filed a final shelf prospectus in Canada and the U.S. under which we will be able to offer up to an aggregate of US$750 million of Class B Non-Voting shares, Preferred shares, debt securities, warrants, share purchase contracts or units or any combination thereof for a period of 25 months, which provides us with additional financial flexibility and the ability to quickly access the capital markets to take advantage of market opportunities. On June 16, 2004, under this shelf prospectus we completed a $250 million equity issuance of 9,541,985 Class B Non-Voting shares for net proceeds of $239.0 million.

•	We declared a semi-annual dividend of $0.05 per share on each outstanding Class B Non-Voting shares and Class A Voting shares, which was paid on July 2, 2004 to shareholders of record on June 14, 2004.

“Continual expansion and enhancement of our innovative communications, entertainment and information product and service offerings, combined with continued double-digit quarterly revenue and operating profit growth and disciplined capital spending, produced another strong quarter for the Rogers Group of Companies,” said Ted Rogers, President and CEO of Rogers Communications. “The continued focus across Rogers on stable operating performance, profitable growth and opportunistic de-leveraging is again apparent in this quarter’s results and is positioning us increasingly well for continued success.”

ROGERS COMMUNICATIONS INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE SECOND QUARTER ENDED JUNE 30, 2004

In this Management’s Discussion and Analysis (MD&A) of operating results and financial position, the terms “we”, “us”, “our”, “the Company” and “RCI” refer to Rogers Communications Inc. and our subsidiaries, which are reported in the following three segments:

• “Cable” or “Rogers Cable”, which refers to Rogers’ wholly-owned subsidiary Rogers Cable Inc.;

• “Wireless”, “Rogers Wireless” or “RWCI”, which refers to Rogers’ 55.4%-owned subsidiary Rogers Wireless Communications Inc.; and

• “Media” or “Rogers Media”, which refers to Rogers’ wholly-owned subsidiary Rogers Media Inc.

RCI, Cable, Wireless and Media are collectively referred to as the “Rogers Group of Companies”.

This discussion should be read in conjunction with our 2003 Annual MD&A and 2003 Annual Audited Consolidated Financial Statements and Notes thereto. The financial information

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presented herein has been prepared on the basis of Canadian generally accepted accounting principles (GAAP). Please refer to Note 22 to our 2003 Annual Audited Consolidated Financial Statements for a summary of the differences between Canadian GAAP and United States (“U.S”.) GAAP.

Throughout this MD&A, percentage changes are calculated using numbers rounded to the decimal to which they appear. All dollar amounts are in Canadian dollars unless otherwise indicated.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This document includes forward-looking statements concerning the future performance of our business, its operations and its financial performance and condition. When used in this document, the words “believe”, “anticipate”, “intend”, “estimate”, “expect”, “project” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such words. These forward-looking statements are based on current expectations. We caution that all forward-looking information is inherently uncertain and actual results may differ materially from the assumptions, estimates or expectations reflected or contained in the forward-looking information, and that actual future performance will be affected by a number of factors, including economic conditions, technological change, regulatory change and competitive factors, many of which are beyond our control. Therefore, future events and results may vary significantly from what we currently foresee. We are under no obligation (and we expressly disclaim any such obligation) to update or alter the forward-looking statements whether as a result of new information, future events or otherwise. For a more detailed discussion of factors that may affect actual results, see the Risks and Uncertainies discussions in our 2003 Annual MD&A.

UPDATE TO RISK AND UNCERTAINTIES

Over the past several years, certain countries in Europe and Asia have mandated wireless local number portability (LNP). Wireless LNP involves porting wireless phone numbers to other wireless companies, but can also involve porting phone numbers between wireline and wireless companies. The implementation of wireless LNP systems and capabilities represents significant costs for the carriers in a country. In November 2003, as mandated by the U.S. federal government, the U.S. wireless industry began the implementation of wireless LNP. There has been no regulatory mandate for the implementation of wireless LNP in Canada to date. The Canadian Radio-television and Telecommunications Commission (CRTC) recently stated that it intends to review the matter in its 2005/2006 planning period. If wireless LNP were to be mandated, this would require carriers, including Wireless, to incur implementation costs that could be significant and could cause an increase in churn among Canadian wireless carriers, including Wireless.

COMPANY OVERVIEW

Rogers is a diversified Canadian communications and media company that is engaged in cable television, high-speed Internet access and video retailing through our wholly-owned subsidiary Rogers Cable; in wireless voice, data and messaging services through our 55.4%-owned subsidiary Rogers Wireless; and in radio and television broadcasting, televised shopping,

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consumer magazines, and trade and professional publications through our wholly-owned subsidiary Rogers Media.

In addition, we hold other investment interests, including our investment in the Toronto Blue Jays Baseball Club (the “Blue Jays”) and in a pay-per-view movie service, as well as in several specialty television channels, all of which are accounted for by the equity method.

COMPANY STRATEGY

As stated in our 2003 Annual MD&A, our overall business strategy is to maximize revenue, operating income and return on invested capital in addition to enhancing our position as one of Canada’s leading national diversified communications and media companies. We remain committed to our strategy and believe the financial and operating results for the three months and six months ended June 30, 2004 reflects continued progress against our stated strategies.

In addition, on February 12, 2004, together with Cable, we announced an initiative to deploy an advanced broadband Internet Protocol (IP) multimedia network to support primary line voice-over-cable telephony and other new services across our cable service areas in 2005.

KEY PERFORMANCE INDICATORS AND NON-GAAP MEASURES

We measure the success of our strategies using a number of key performance indicators that are defined and described in our 2003 Annual MD&A. These key performance indicators are not measurements in accordance with Canadian or U.S. GAAP, but we believe they allow us to appropriately measure our performance against our operating strategy as well as against the results of our peers and competitors. They include:

•	Revenue components and average revenue per subscriber (ARPU);

•	Subscriber counts and subscriber churn;

•	Operating expenses and average monthly operating expense per subscriber; and

•	Sales and marketing costs per gross subscriber addition.

We also refer to three other non-GAAP measures that are used in various financial tables and discussions throughout this MD&A. The related definitions and reconciliations to GAAP measures of these items are as follows:

Operating Profit

Operating profit is defined as net income before depreciation and amortization, interest expense, income taxes and non-operating items, which include losses from investments accounted for by the equity method, foreign exchange gains (losses), loss on repayment of long-term debt, change in the fair value of derivative instruments, gain (loss) on the sale of other investments, write-down of investments, investment other income (expense) and non-controlling interest. Operating profit is a standard measure used in the communications industry to assist us in understanding and comparing operating results, and is often referred to in the industry either as earnings before interest taxes, depreciation and amortization (EBITDA) or as operating income before

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depreciation and amortization (OIBDA). We believe this is an important measure as it allows us to assess our ongoing businesses without the impact of depreciation or amortization expenses as well as other non-operating factors. Operating profit is intended to measure our ability to incur or service debt and to invest in property, plant and equipment (PP&E), and allows us to compare ourselves to peers and competitors that have different capital or organizational structures. This measure is not a defined term under GAAP.

Operating Profit Margin

For Cable and Media, we calculate operating profit margin by dividing operating profit by total revenue; and for Wireless, we calculate it by dividing operating profit by network revenue. Network revenue is used in the calculation because it better reflects Wireless’ core business activity of providing wireless services. This measure is not a defined term under GAAP.

Property, Plant and Equipment (PP&E) Expenditures

PP&E expenditures included in the Consolidated Statements of Cash Flows comprise the additions to PP&E on a cash basis. The additions to PP&E based on the accrual basis represent PP&E that we actually took title to in the period. Accordingly, for purposes of comparing PP&E, we believe that additions to PP&E outlays on the accrual basis best reflect our cost of PP&E expenditures in a period and provide a more accurate determination for purposes of period-to-period comparisons. This measure is not a defined term under GAAP.

INTERCOMPANY AND RELATED PARTY TRANSACTIONS

From time-to-time, we enter into agreements with our subsidiaries and other related parties which we believe are mutually advantageous to us and our affiliates. Our subsidiaries also enter into agreements with related parties. For example, Wireless has entered into a reciprocal roaming arrangement and into other agreements related to the marketing and delivery of wireless services with AT&T Wireless Services, Inc. (AWE), one of Wireless’s significant shareholders.

Wireless, Cable and Media have each entered into a management services agreement under which we provide a range of services, including strategic planning, financial and information technology services. We also maintain contractual relationships with Wireless and Cable involving other cost sharing and services agreements.

We monitor our intercompany and related party agreements to ensure that the agreements remain beneficial to us. We are continually evaluating the expansion of existing arrangements and the entry into new agreements. See the “Intercompany and Related Party Transactions” section in the 2003 Annual MD&A for further details with respect to these arrangements.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

This MD&A is made with reference to our 2003 Annual Consolidated Financial Statements and Notes thereto, which have been prepared in accordance with Canadian GAAP. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amount of revenues and expenses during the period. These estimates are based on our historical experience and various other assumptions that we believed to

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be reasonable under the circumstances, the results of which form the basis for making judgments about the reported amounts of revenues, expenses, and carrying value of assets and liabilities that are not readily apparent from other sources. Actual results could differ from these estimates.

We have identified the accounting policies and estimates outlined below as being critical to our business operations and to an understanding of the results of operations. The impact and any associated risks related to these policies on our business operations are discussed throughout this MD&A, and a detailed discussion of these critical accounting policies can be found in our 2003 Annual MD&A.

Our Audit Committee reviews our accounting policies and all quarterly and annual filings, and recommends adoption of our annual financial statements to our Board of Directors. For a detailed discussion on the application of these and other accounting policies and estimates, see our 2003 Annual MD&A and Note 2 to our 2003 Annual Audited Consolidated Financial Statements. In addition, a discussion of new accounting standards adopted by us in the six months ended June 30, 2004 follows in the New Accounting Standards section below.

Our critical accounting policies and estimates are as follows:

•	Revenue Recognition;

•	Allowance for Doubtful Accounts;

•	Subscriber Acquisition Costs;

•	Costs of Subscriber Retention;

•	Capitalization of Direct Labour and Overhead;

•	Depreciation and Amortization Policies and Useful Lives;

•	Asset Impairment;

•	Pension Assumptions;

•	Contingencies; and

•	Related Party Transactions.

Significant changes to policies and estimates since December 31, 2003 are discussed below.

NEW ACCOUNTING STANDARDS

In the six months ended June 30, 2004, we have adopted the following new accounting standards:

GAAP Hierarchy

In June 2003, the Canadian Institute of Chartered Accountants (CICA) released Handbook Section 1100, “Generally Accepted Accounting Principles”. Previously, there had been no clear definition of the order of authority for sources of GAAP. This standard established standards for financial reporting in accordance with Canadian GAAP, and applies to our 2004 fiscal year. This section also provides guidance on sources to consult when selecting accounting policies and on appropriate disclosures when a matter is not dealt with explicitly in the primary sources of GAAP.

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We have reviewed this new standard, and as a result have adopted a classified balance sheet presentation since we believe that the historical industry practice of a declassified balance sheet presentation is no longer appropriate.

In addition, within our Consolidated Statement of Cash Flows, we have reclassified the change in non-cash working capital items related to PP&E, to PP&E expenditures under investing activities. This change had the impact of increasing PP&E expenditures on the Statements of Cash Flows, compared to our previous method, by $7.8 million and decreasing our PP&E expenditures by $18.2 million in the three months ended June 30, 2004 and 2003, respectively. For the six months ended June 30, 2004, PP&E expenditures on the Statements of Cash Flows increased by $18.4 million and for the six months ended June 30, 2003; this change had the impact of increasing PP&E expenditures on the Statements of Cash Flows by $103.0 million. In all periods, the corresponding change was to non-cash working capital items within operating activities.

With the adoption of these two changes, which are further described in the Notes to the Consolidated Financial Statements, we believe that our accounting policies and financial statements comply with this new standard.

Accounting for Derivative Instruments

We use predominantly cross-currency interest rate exchange agreements (“swaps”) to manage the cash flow risks associated with the fluctuations in foreign exchange rates relating to our U.S. dollar-denominated debt. We do not enter into such swaps for speculative purposes.

Prior to January 1, 2004, we accounted for these swaps as hedges of the fluctuations in foreign exchange rates relating to approximately 67.8 % of our U.S. dollar-denominated debt. Under hedge accounting, the foreign exchange gains and losses arising on the translation of the U.S. dollar-denominated debt at the end of each accounting period was hedged by the equal and offsetting foreign exchange gains and losses relating to the swaps which were designated as hedges. Effective January 1, 2004, as required by GAAP, we adopted Accounting Guideline 13 “Hedging Relationships” (“AcG-13”) which established new accounting standards for derivative instruments and hedging activities. Upon adoption of AcG-13 on January 1, 2004, we determined that our swaps did not meet all of the documentation and effectiveness criteria for hedge accounting. Although these swaps did not meet the criteria under AcG-13 to be accounted for as hedges, the swaps continued to meet their intended economic purpose to manage the fluctuations in foreign exchange rates. As a result, effective January 1, 2004, as required by AcG-13, we discontinued hedge accounting for our swaps and began to mark these swaps to market which resulted in recording the fair value of the swaps on the Consolidated Balance Sheet and the change in the fair value of the swaps from period-to-period in the Consolidated Statement of Income. This change in accounting resulted in a transitional asset of $53.4 million being recorded on January 1, 2004, representing the difference between the fair value and the carrying value of the swaps on January 1, 2004 and which is being amortized to income over the remaining life of the related debt. In addition, the implementation of AcG-13 resulted in the recording from January 1, 2004 of the unrealized foreign exchange gain or loss on translation of the U.S. dollar-denominated debt that was previously hedged as a component of the foreign exchange gain (loss) in the Consolidated Statement of Income.

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During the six months ended June 30, 2004, the accounting for swaps on a mark-to-market basis resulted in the recognition in the Consolidated Statement of Income of an unrealized gain relating to the change in the fair value of the swaps of $36.0 million, the amortization of the transitional asset of $3.3 million and the recognition of a loss of $87.2 million relating to the unrealized foreign exchange on the debt previously hedged.

During the three months ended March 31, 2004, we completed certain re-financing transactions of our long-term debt which also included unwinding certain of our swaps and entering into new swaps to economically hedge the foreign currency risk associated with the re-financed debt. These re-financing transactions caused us to re-evaluate the accounting for our swaps under AcG-13. During the second quarter of 2004, we undertook all of the steps necessary to meet the documentation and effectiveness criteria for hedge accounting for 96.1% of our swaps. Accordingly, effective July 1, 2004, we designated US$2,773.4 million notional amount of our swaps as hedges against fluctuations in foreign exchange on US$2,773.4 million of U.S. dollar-denominated debt, and we applied hedge accounting for these swaps from that date. A transitional liability arising on the change from marked-to-market accounting to hedge accounting relating to these swaps of $74.8 million is being amortized to income over the shorter of the remaining life of the debt and the term of the swaps. Subsequent to July 1, 2004, there are approximately US$111.83 million notional amounts of swaps that will continue to be accounted for on a marked-to-market basis. In addition to the impact of no longer marking the swaps that had been designated as hedges for accounting purposes to market, the impact of this change will be to reduce amortization expense by $4.8 million for the remainder of 2004.

We have chosen to apply hedge accounting under the new accounting rules to 96.1% of our swaps because we believe that hedge accounting more closely reflects the economic results of our policy of managing the risks inherent with the fluctuations in foreign exchange rates on our U.S. dollar-denominated debt. In addition, the application of hedge accounting does not result in the recording in income of unrealized gains and losses on translation of the U.S. dollar-denominated debt which is economically hedged by the existence of swaps nor does hedge accounting result in the recognition in income of unrealized gains and losses relating to the change in the fair values of the swaps. Both of these accounting results would otherwise be required to be recorded in income, and thereby increasing volatility in our earnings, under marked-to-market accounting for swaps. Had we applied hedge accounting for the six months ended June 30, 2004, our net income would have been increased by $56.8 million.

Stock-Based Compensation

Effective January 1, 2004, Canadian GAAP requires us to estimate the fair value of stock-based compensation granted to employees and to expense the fair value over the vesting period of the stock options. In accordance with the transition rules, we determined the fair value of stock options granted to employees since January 1, 2002 using the Black-Scholes Option Pricing Model, and recorded an adjustment to opening retained earnings in the amount of $7.0 million, representing the expense for the 2002 and 2003 fiscal years. The offset to retained earnings is an increase in our contributed surplus. Stock-based compensation expense was $5.2 million and $8.2 million for the three months and six months ended June 30, 2004, respectively.

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Revenue Recognition

Effective January 1, 2004, we adopted new Canadian accounting standards including the CICA Emerging Issues Committee Abstract 142 issued in December 2003, regarding the timing of revenue recognition and the classification of certain items as revenue or expense.

As a result of the adoption of these new accounting standards, the following changes to the recognition and classification of revenue and expenses have been made:

•	Installation fee revenue from both new connects and re-connects net of discounts are deferred and amortized over the estimated life of the subscriber, which we have determined based on churn, transfers of service and moves to be approximately four years. Installation costs up to the amount of installation revenue earned from re-connects are also deferred and amortized over the estimated life of the subscriber. At June 30, 2004, the revenue deferred with respect to installations is $4.3 million, and costs deferred are $3.0 million.

•	Revenue and cost on the sale of customer-premises equipment (CPE) is recognized immediately, consistent with our historical practice.

•	Wireless activation fees are now classified as equipment revenue. Previously, these amounts were classified as network revenue.

•	Recoveries from new and existing subscribers from the sale of Wireless and Cable equipment are now classified as equipment revenue. Previously, these amounts were recorded as a reduction to expense.

•	Certain other recoveries from subscribers related to collections activities are now recorded in revenue rather than as a recovery of operating, general and administrative expenses.

•	Wireless equipment subsidies provided to new and existing subscribers are now classified as a reduction to equipment revenue. Previously, these amounts were recorded as sales expense in the case of a new subscriber, and as operating, general and administrative expense in the case of an existing subscriber.

•	Wireless equipment costs for equipment provided under retention programs to existing subscribers are now recorded as cost of equipment sales. Previously, these amounts were recorded as operating, general and administrative expense.

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The effect of this adoption on the financial results and on our key performance indicators at Wireless is as follows:

	Three Months Ended June 30,				Six Months Ended June 30,
(In millions of dollars, except per subscriber statistics)	2004		2003		2004		2003
	After	Prior to	After	Prior to	After	Prior to	After	Prior to
	Adoption	Adoption	Adoption	Adoption	Adoption	Adoption	Adoption	Adoption
Network revenue	$592.8	$594.1	$493.2	$495.4	$1,136.8	$1,140.5	$954.6	$958.4
Equipment sales	63.2	68.8	39.3	52.5	112.0	121.8	75.0	99.4

	$656.0	$662.9	$532.5	$547.9	$1,248.8	$1,262.3	$1,029.6	$1,057.8

Cost of equipment sales	$114.7	$68.4	$83.8	$54.0	$205.9	$120.3	$157.4	$102.4
Sales and marketing expenses	90.2	127.8	82.1	115.9	176.8	246.6	164.9	228.8
Operating, general and administrative expenses	203.9	219.5	184.1	195.4	399.3	428.6	368.9	388.2
Operating profit	$247.2	$247.2	$182.6	$182.6	$466.8	$466.8	$338.4	$338.4

Postpaid ARPU	$59.20	$59.34	$56.78	$57.05	$57.49	$57.69	$55.56	$55.80
Average monthly operating expense per subscriber before sales and marketing costs	$18.22	$17.80	$17.75	$17.36	$17.90	$17.50	$17.69	$17.30
Sales and marketing costs per gross addition	$372	$392	$363	$385	$367	$388	$383	$405

The effect of this adoption on the financial results and on our key performance indicators at Cable is as follows:

(In millions of dollars, except Cable	Three Months Ended June 30,				Six Months Ended June 30,
operating profit margin)	2004		2003		2004		2003
	After	Prior to	After	Prior to	After	Prior to	After	Prior to
	Adoption	Adoption	Adoption	Adoption	Adoption	Adoption	Adoption	Adoption
Operating revenue	$474.8	$473.6	$434.4	$429.4	$947.9	$942.0	$867.4	$857.4

Sales and marketing expenses	$58.3	$59.5	$48.7	$49.0	$117.7	$119.3	$97.5	$98.0
Operating, general and administrative expenses	207.1	203.3	195.2	189.9	417.3	408.4	389.8	379.2
Operating profit	$167.3	$168.7	$157.8	$157.8	$333.6	$335.0	$311.0	$311.0

Core cable ARPU	$45.28	$45.02	$42.84	$42.11	$45.44	$44.97	$42.64	$41.91
Cable operating profit margin	42.0%	42.4%	42.6%	43.2%	41.8%	42.2%	42.3%	42.9%

To conform to the current presentation, on a consolidated basis in the three-month and six- month periods ended June 30, 2003, revenues have been decreased by $5.7 million and $7.6 million, respectively, as a result of this adoption, and expenses have been reduced by $4.3 and $6.2 million, respectively.

These changes in accounting classification had no effect on the amounts of reported operating profit, net income (loss), or earnings (loss) per share of the prior periods, as the change related to Cable installation fee revenue was applied on a prospective basis. All prior period amounts, including key performance indicators, have been made to conform to reflect these changes in classification.

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FUTURE ACCOUNTING STANDARDS

Accounting Guideline 15, Consolidation of Variable Interest Entities

As detailed in Note 2((t) (iv)) to the 2003 Audited Consolidated Financial Statements, effective January 1, 2005, we will be required to consolidate “variable interest entities”. Under U.S. GAAP, we are required to consolidate these entities effective January 1, 2004 (Note 22(r) to the 2003 Audited Consolidated Financial Statements).

We have determined that Blue Jays Holdco Inc., the ultimate parent of the Blue Jays, is a variable interest entity that we will consolidate effective January 1, 2005 for Canadian GAAP purposes, and that is being consolidated effective January 1, 2004 for U.S. GAAP purposes. The consolidation of Blue Jays Holdco will have no impact on our consolidated net income, as 100% of the losses of Blue Jays Holdco are presently included in our net income.

No variable interest entities besides the Blue Jays have been identified that will require consolidation.

SUMMARY CONSOLIDATED FINANCIAL RESULTS

For the three months ended June 30, 2004, Cable, Wireless and Media represented 35.3%, 48.8% and 17.2% of our consolidated revenue, respectively, offset by negative 1.3%, representing corporate items and eliminations. For the same period, Cable, Wireless and Media represented 38.9%, 55.4%, and 8.7% of our consolidated operating profit, respectively, offset by negative 3.0%, representing corporate expenses. See the “Key Performance Indicators – Operating Profit and Operating Profit Margin” section.

For more detailed discussions of the Cable, Wireless and Media divisions and their respective results, please refer to the individual segment discussions below.

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Summarized Consolidated Financial Results

	Three Months Ended June 30,			Six Months Ended June 30,
(In millions of dollars, except per share amounts)	2004	2003	% Chg	2004	2003	% Chg
Operating revenue (1)
Cable	$474.8	$434.4	9.3	$947.9	$867.4	9.3
Wireless	655.9	532.5	23.2	1,248.8	1,029.6	21.3
Media	230.9	219.7	5.1	446.6	416.4	7.3
Corporate items and eliminations	(18.2)	(13.3)	36.8	(35.1)	(24.8)	41.5

Total	$1,343.4	$1,173.3	14.5	$2,608.2	$2,288.6	14.0
Operating expenses (1)
Cable	$301.5	$272.5	10.6	$603.4	$548.2	10.1
Wireless	408.8	350.0	16.8	782.1	691.2	13.2
Media	192.1	182.6	5.2	401.3	373.3	7.5
Corporate items and eliminations	(4.8)	(2.0)	—	(6.2)	(3.6)	72.2

Total	$897.6	$803.1	11.8	$1,780.6	$1,609.1	10.7
Operating profit (2)
Cable	$173.3	$161.9	7.0	$344.5	$319.2	7.9
Wireless	247.1	182.5	35.4	466.7	338.4	37.9
Media	38.8	37.1	4.6	45.3	43.1	5.1
Corporate items and eliminations	(13.4)	(11.3)	18.6	(28.9)	(21.2)	36.3

Total	$445.8	$370.2	20.4	$827.6	$679.5	21.8
Other income and expense, net (3)	440.3	316.1	39.3	886.9	601.8	47.4

Net income (loss)	$5.5	$54.1	—	$(59.3)	$77.7	—

Earnings (loss) per share
Basic	$(0.03)	$0.18		$(0.37)	$0.25
Diluted	$(0.03)	$0.18		$(0.37)	$0.24
Additions to property, plant and equipment (4)
Cable	$126.5	$114.8	10.2	$218.1	$213.0	2.4
Wireless	85.0	98.8	(14.0)	215.9	176.5	22.3
Media	6.1	8.2	(25.6)	12.0	21.5	(44.2)
Corporate items and eliminations	0.6	0.5	20.0	1.0	0.2	—

Total	$218.2	$222.3	(1.8)	$447.0	$411.2	8.7

Operating profit (5) margin	33.2%	31.6%		31.7%	29.7%

Rogers Communications Inc.	- 13 -	Second Quarter 2004

(1)	As reclassified — see the “New Accounting Standards – Revenue Recognition” section.

(2)	As defined — see the “Key Performance Indicators Non-GAAP Measures – Operating Profit” section.

(3)	See the “Reconciliation of Operating Profit to Net Income” section for specific details of these amounts.

(4)	As defined — see the “Key Performance Indicators and Non-GAAP Measures – Property, Plant and Equipment Expenditures” section.

(5)	As defined — see the “Key Performance Indicators Non-GAAP Measures – Operating Profit Margin” section.

Consolidated revenue for the three months ended June 30, 2004 was $1,343.4 million, an increase of $170.1 million, or 14.5%, from $1,173.3 million in the corresponding period of 2003. Of the increase, Wireless contributed $123.4 million, Cable $40.4 million, and Media $11.2 million.

Consolidated operating profit for the three months ended June 30, 2004 was $445.8 million, an increase of $75.6 million, or 20.4%, from $370.2 million in the corresponding period in 2003. Of this increase, Wireless contributed $64.6 million, Cable $11.4 million, and Media $1.7 million. Consolidated quarterly operating profit as a percentage of revenue (“operating margin”) increased by 160 basis points to 33.2% in 2004 from 31.6% in 2003 driven by modest margin contraction at Cable and Media which was more than offset by the margin expansion at Wireless.

Reconciliation of Operating Profit to Net Income (Loss)

The items listed below represent the consolidated income and expense amounts that are required to reconcile operating profit with operating income and net income as defined under Canadian GAAP. The following section should be read in conjunction with the Consolidated Financial Statements and Notes for the quarter ended June 30, 2004 (included herein) for details of these amounts on a segment-by-segment basis and for an understanding of intersegment eliminations on consolidation.

	Three Months Ended June 30,				Six Months Ended June 30,
(In millions of dollars)	2004	2003	Chg	% Chg	2004	2003	Chg	% Chg
Operating profit (1)	445.8	370.2	75.6	20.4	827.6	679.5	148.1	21.8
Depreciation and amortization	(250.5)	(256.4)	5.9	(2.3)	(496.6)	(504.7)	8.1	(1.6)

Operating income	195.3	113.8	81.5	71.6	331.0	174.8	156.2	89.4
Interest on long-term debt	(118.8)	(128.0)	9.2	(7.2)	(243.0)	(251.6)	8.6	(3.4)
Loss from investments accounted for by the equity method	(7.1)	(13.7)	6.6	(48.2)	(16.2)	(25.6)	9.4	(36.7)
Foreign exchange gain (loss)	(76.8)	116.2	(193.0)	0.0	(124.4)	236.7	(361.1)	—
Loss on repayment of long-term debt	—	(7.6)	7.6	(100.0)	(20.3)	(7.6)	(12.7)	—
Change in the fair value of derivative instruments	36.5	—	36.5	—	36.0	—	36.0	—
Writedown of investments	(2.1)	—	(2.1)	—	(4.1)	—	(4.1)	—
Gain on sale of other investments	4.0	—	4.0	—	4.0	—	4.0	—
Investment and other income	3.7	2.0	1.7	85.0	7.9	3.0	4.9	—
Income tax expense	(3.6)	(3.4)	(0.2)	5.9	(5.0)	(10.5)	5.5	(52.4)
Non-controlling interest	(25.6)	(25.2)	(0.4)	1.6	(25.2)	(41.4)	16.2	—

Net income (loss) for the period	5.5	54.1	(48.6)	—	(59.3)	77.8	(137.1)	—

(1)	As defined — see “Key Performance Indicators — Operating Profit” section.

Depreciation and Amortization Expense

Depreciation and amortization expense for the three months ended June 30, 2004 was $250.5 million, a decrease of $5.9 million, or 2.3%, from $256.4 million in the corresponding period of 2003. The decrease in depreciation and amortization expense is due to lower PP&E expenditure levels over the last several periods.

Rogers Communications Inc.	- 14 -	Second Quarter 2004

Operating Income

Operating income, as defined under Canadian GAAP, increased to $195.3 million for the three months ended June 30, 2004; an increase of $81.5 million, or 71.6%, from the $113.8 million earned in the corresponding period of 2003. The items to reconcile operating income to net income are as follows:

Interest on Long-term Debt

Interest expense for the three months ended June 30, 2004 was $118.8 million, a reduction of $9.2 million from $128.0 million in the corresponding period in 2003 reflecting primarily the impact of lower interest rates and lower debt.

Losses from Investments Accounted for by the Equity Method

We use the equity method to record losses and income from investments that we do not control, but over which we are able to exercise significant influence. The equity loss for the three months ended June 30, 2004 was $7.1 million, compared to $13.7 million in 2003. The equity loss consists of the Blue Jays’ losses of $7.3 million in 2004 compared to $14.2 million in the corresponding period of 2003, offset by other equity investments with equity income of $0.2 million in 2004 and $0.5 million in the same 2003 period. On a cash basis, for the three months ended June 30, 2004, we advanced the Toronto Blue Jays $25.5 million compared to $30.1 million in 2003.

Foreign Exchange Gain (Loss)

The Canadian dollar weakened in relation to the U.S. dollar in the second quarter of 2004, reversing the trend experienced in 2003. Accordingly, we recorded a foreign exchange loss of $76.8 million compared to a gain of $116.2 million in the second quarter of 2003 related to both realized and unrealized foreign exchange gains. This loss was primarily a result of the translation of the U.S. dollar-denominated long-term debt into Canadian dollars at the spot foreign exchange rate on June 30, 2004, due to the discontinuation of accounting for our cross-currency interest rate exchange agreements as hedges on January 1, 2004.

Write-down of Investments

We reviewed the carrying value of our investments accounted for by the cost method and determined that a write-down of $2.1 million on certain investments was required.

Gain on Sale of Other Investments

During the three months ended June 30, 2004, we recognized a gain of $4.0 million related to the sale of various investments.

Change in Fair Value of Derivative Instruments

Effective January 1, 2004, in accordance with the CICA Accounting Guideline 13, we determined that we would not record our derivative instruments, including cross-currency interest rate exchange agreements and forward exchange agreements, as effective hedges for accounting purposes. This change in accounting policy has been adopted on a prospective basis, as described in Note 1 to the second quarter 2004 Consolidated Financial Statements.

Based on this determination, we have been recording the change in the fair value of our derivative instruments as either income or expense, depending on the change in the fair value of our cross-

Rogers Communications Inc.	- 15 -	Second Quarter 2004

currency interest rate exchange agreements. For the three months ended June 30, 2004, the change in fair value of our cross-currency interest rate exchange agreements resulted in a gain of $36.5 million.

Other Income

Other income includes interest earned on cash deposits and other miscellaneous revenue and expense items. In the three months ended June 30, 2004, we recorded a dilution gain of $2.4 million related to the exercise of Rogers Wireless employee stock options exercised in the period and the associated percentage change in our ownership of Wireless.

Income Taxes

Income taxes for the three months ended June 30, 2004 and for the corresponding period in 2003 consisted primarily of current income tax expense related to the Federal Large Corporations Tax.

Non-Controlling Interest

Non-controlling interest, representing a 44.6% interest in Wireless’ income, resulted in a loss of $25.6 million in the three months ending June 30, 2004 as compared to a 44.2% interest in Wireless’ net income in the corresponding period in 2003, which resulted in a loss of $25.2 million.

Net Income (Loss) and Earnings (Loss) per Share

We recorded net income of $5.5 million in the three months ended June 30, 2004, or a loss of $0.03 per share, compared to net income of $54.1 million or earnings of $0.18 per share in 2003.

Distributions and accretions on Convertible Preferred Securities of $13.5 million and $13.2 million in the second quarter of 2004 and 2003, respectively, had the impact of decreasing basic earnings per share (EPS) by $0.06 and $0.06, respectively. These distributions and accretions have the effect of creating a loss for purposes of calculating basic earnings per share for the three months ended June 30, 2004, despite net income of $5.5 million in this three-month period. See Note 6 to the Consolidated Financial Statements.

EMPLOYEES

At June 30, 2004, we had approximately 15,100 full-time equivalent (FTE) employees across all of our operating groups, including our shared services organization and corporate office, representing an increase of approximately 100 FTEs from the levels of December 31, 2003. The employment level increase primarily reflects increased sales, customer service and credit and collections staff, partially offset by staff reductions in other groups resulting from operating efficiencies.

For details of Cable, Wireless and Media employee levels, refer to the respective segment discussions below.

SIX MONTHS ENDED JUNE 30, 2004

Operating revenue growth of 14.0% for the six months ended June 30, 2004 as compared to the corresponding period in 2003 was the result of relatively consistent consolidated revenue growth throughout 2004 as compared to 2003.

Rogers Communications Inc.	- 16 -	Second Quarter 2004

Wireless contributed a greater proportion of the revenue growth in the second quarter of 2004, as consolidated operating revenue increased by $170.3 million in the second quarter of 2004 over the second quarter of 2003 as compared to a $149.3 million increase over the prior year in the first quarter.

Operating expenses increased by 10.7% for the six months ended June 30, 2004 as compared to the corresponding period in 2003. Overall expenses increased by 11.8% in the second quarter of 2004 as compared to a 9.5% increase in the first quarter.

Operating profit growth of 21.8% to $82.7 million for the six months ended June 30, 2004 was attributable to revenues increasing at a higher rate than expenses. Operating profit in the second quarter of 2004 was $63.9 million higher than the first quarter of 2004, and is attributable primarily to the fact the majority of revenue growth at Wireless has flowed through to operating profit.

In the six months ended June 30, 2004, we incurred a loss of $59.3 million compared to net income of $77.8 million in the corresponding period of 2003. This decrease of approximately $137.1 million was primarily attributable to foreign exchange fluctuations, resulting in a foreign exchange gain of $236.7 million in 2003 compared to a loss of $124.4 million in 2004. The loss of $124.4 million arose on the translation of the U.S. dollar-denominated long-term debt into Canadian dollars at the spot foreign exchange rate on June 30, 2004, due to the discontinuation of accounting for our cross-currency interest rate exchange agreements as hedges effective January 1, 2004. This foreign exchange loss was partially offset by a $156.3 million increase in operating income.

Rogers Communications Inc.	- 17 -	Second Quarter 2004

CABLE OPERATING AND FINANCIAL RESULTS

CABLE OVERVIEW

Cable is Canada’s largest cable television company, serving close to 2.3 million basic subscribers, representing approximately 29% of the basic cable subscribers in the country. At June 30, 2004, Cable provided digital cable services to approximately 589,700 households and Internet service to approximately 851,400 subscribers.

Cable has highly-clustered and technologically advanced broadband networks in Ontario, New Brunswick and Newfoundland. Its Ontario cable systems, which comprise approximately 90% of its 2.3 million basic cable subscribers, are concentrated in and around three principal clusters: (a) the Greater Toronto area, Canada’s largest metropolitan centre; (b) Ottawa, the capital city of Canada, and (c) the Guelph to London corridor in southern Ontario. Cable’s New Brunswick and Newfoundland cable systems in Atlantic Canada comprise the balance of its subscribers.

Through its technologically advanced broadband networks, Cable offers a diverse range of services, including analog and digital cable television services and residential and commercial Internet services. At June 30, 2004, 99% of the homes passed in its service areas had digital cable available and 96% were two-way addressable. Cable also offers videocassette, digital video disc (DVD) and video game sales and rentals through Rogers Video, Canada’s second largest chain of video stores. There were 282 Rogers Video stores at June 30, 2004, many of which provide customers with the additional ability to purchase cable and wireless products and services, to pay their cable television, Internet or Rogers Wireless Communications Inc. bills, and to pick up or return digital cable and Internet equipment.

CABLE STRATEGY

As stated in its 2003 Annual MD&A, Cable’s overall business strategy is to maximize its revenue, operating income and return on invested capital by leveraging its technologically advanced cable network to meet the information, entertainment and communications needs of its subscribers. Cable remains committed to its strategy and believes the financial and operating results of the three months and six months ended June 30, 2004 reflect continued progress against its stated strategies.

In addition, on February 12, 2004, Cable, together with ourselves, announced an initiative to deploy an advanced broadband Internet Protocol (IP) multimedia network to support primary line voice-over-cable telephony and other new telephony services across Cable’s service areas beginning in mid-2005.

Rogers Communications Inc.	- 18 -	Second Quarter 2004

SUMMARY CABLE FINANCIAL RESULTS

For purposes of this discussion, Cable’s revenue has been classified according to the following categories:

• Core cable, which includes revenue derived from: (a) analog cable service, consisting of basic cable service fees plus extended basic (or tier) service fees, and access fees for use of channel capacity by third and related parties, and (b) digital cable service, consisting of digital channel service fees, including premium and specialty service subscription fees, pay-per-view (PPV) service fees, interactive television service fees, video-on-demand (VOD) and revenue earned on the sale of and rental of digital set-top terminals;

• Internet, which includes service revenues from residential and commercial Internet access service and modem sale and rental fees; and

• Rogers Video, which includes the sale and rental of videocassettes, DVDs, video games and confectionary, as well as commissions that Rogers Video earns while acting as an agent to sell other Rogers services, such as wireless, Internet and digital cable.

Cable’s operating expenses are segregated into four categories for assessing business performance:

• Cost of video store sales, which is composed of Rogers Video store merchandise and depreciation related to the acquisition of video, DVD and game rental assets;

• Sales and marketing expenses, which include sales and retention-related advertising and customer communications as well as other customer acquisition costs such as sales support and commissions and costs of operating, advertising and promoting the Rogers Video store chain;

• Operating, general and administrative expenses, which include all other expenses incurred to operate: (a) the monthly contracted payments for the acquisition of programming paid directly to programming suppliers as well as to copyright collectives and the Canadian Programming Production funds; (b) Internet interconnectivity and usage charges and the cost of operating our e-mail service; (c) technical service expenses, which includes the costs of operating and maintaining our cable networks as well as certain customer service activities ranging from installations to repair; (d) customer care expenses, which include the costs associated with customer order-taking and billing inquiries; (e) community television expenses, which are a regulatory requirement and consist of the costs to operate a series of local community-based television stations, which traditionally have filled a unique and localized customer-oriented niche; (f) other general and administrative expenses, and (g) expenses related to the national management of the Rogers Video stores.

Rogers Communications Inc.	- 19 -	Second Quarter 2004

Summarized Cable Financial Results

	Three Months Ended June 30,			Six Months Ended June 30,
(In millions of dollars, except margin)	2004	2003	% Chg	2004	2003	% Chg
Operating revenue (1)
Core cable	$306.9	$291.0	5.5	$617.0	$579.8	6.4
Internet	91.8	79.2	15.9	181.6	154.6	17.5

Total cable revenue	398.7	370.2	7.7	798.6	734.4	8.7
Video Stores	76.9	65.1	18.1	150.8	134.7	12.0
Intercompany eliminations	(0.8)	(0.9)	—	(1.5)	(1.7)	—

Total operating revenue	474.8	434.4	9.3	947.9	867.4	9.3
Operating expenses (1)
Cost of Video Stores sales	36.9	29.5	25.1	69.9	62.7	11.5
Sales and marketing expenses	58.3	48.7	19.7	117.7	97.5	20.7
Operating, general and administrative expenses	207.1	195.2	6.1	417.3	389.8	7.1
Intercompany eliminations	(0.8)	(0.9)	—	(1.5)	(1.7)	—

Total operating expense	301.5	272.5	10.6	603.4	548.3	10.0
Operating profit (2)
Cable	167.3	157.8	6.0	333.6	311.0	7.3
Video Stores	6.0	4.1	46.3	10.9	8.1	34.6

Total operating profit	173.3	161.9	7.0	344.5	319.1	8.0
Cable operating profit margin (3)	42.0%	42.6%		41.8%	42.3%
Video Stores operating profit margin (3)	7.8%	6.3%		7.2%	6.0%

Total (3)	36.5%	37.3%		36.3%	36.8%

PP&E expenditures (4)	$126.5	$114.8	10.2	$218.1	$213.0	2.4

(1)	As reclassified — see the “New Accounting Standards – Revenue Recognition” section.

(2)	As defined — see the “Key Performance Indicators and Non-GAAP Measures- Operating Profit” section.

(3)	As defined — see the “Key Performance Indicators and Non-GAAP Measures – Property, Plant and Equipment” section.

(4)	As defined — see the “Key Performance Indicators and Non-GAAP Measures- Operating Profit Margin” section.

Cable Revenue and Subscribers

	Three Months Ended June 30,				Six Months Ended June 30,
(Subscriber statistics in thousands, except ARPU)	2004	2003	Chg	% Chg	2004	2003	Chg	% Chg
Homes passed					3,248.5	3,175.0	73.5	2.3
Basic cable subscribers					2,252.2	2,255.0	(2.8)	(0.1)
Basic cable, net losses	(13.8)	(14.8)	1.0	6.8	(17.2)	(15.4)	(1.8)	11.7
Core cable ARPU ($)	45.28	42.83	2.45	5.7	45.44	42.64	2.80	6.6
Internet subscribers					851.4	716.1	135.3	18.9
Internet, net additions	22.9	26.4	(3.5)	(13.3)	60.8	76.7	(15.9)	(20.7)
Internet (Residential) ARPU ($)	36.19	37.63	(1.44)	(3.8)	36.51	37.79	(1.28)	(3.4)
Digital terminals in service					681.2	518.9	162.3	31.3
Digital terminals, net additions	32.9	25.4	7.5	29.5	67.6	62.7	4.9	7.8
Digital households					589.7	456.9	132.8	29.1
Digital households, net additions	26.5	22.3	4.2	18.8	54.5	55.4	(0.9)	(1.6)
VIP customers					682.4	624.3	58.1	9.3
VIP customers, net additions	5.5	13.6	(8.1)	(59.6)	20.8	31.3	(10.5)	(33.5)

Rogers Communications Inc.	- 20 -	Second Quarter 2004

Core Cable Revenue

Core cable revenue, which accounted for 64.6% of total revenues in the three-month period ended June 30, 2004, totalled $306.9 million, a $15.9 million or 5.5% increase over 2003. Analog cable service increased year-over-year by $7.7 million, due to price increases in August 2003. The remaining $8.2 million increase is primarily attributable to the growing number of subscriptions to our digital cable services and programming.

Core cable average monthly revenue per subscriber was $45.28 in the second quarter of 2004, an increase from $42.83 in the corresponding period of 2003. Cable ended the quarter with 681,200 digital terminals in 589,700 households, increases of 31.3% and 29.1%, respectively, over the prior year. At June 30, 2004, the penetration of digital households as a percentage of basic households was 26.2%, up from penetration of 20.3% at June 30, 2003. The growth of digital cable subscribers, as well as of Internet subscribers as discussed below, was supported by continued growth in the number of subscribers purchasing a bundled offer combining all or some analog cable, digital cable Internet and Wireless. As of June 30, 2004, approximately 217,500 of these bundles had been sold, up significantly from approximately 127,500 bundle subscriptions at the end of June 2003.

Cable’s analog cable service offering includes three expanded analog channel groupings called “tiers” in addition to its basic cable offering. At June 30, 2004, 81.1% of basic cable service customers also subscribed to one or more tier services, compared to 81.6% at June 30, 2003. Cable ended the quarter with approximately 682,400 customers who subscribe to multiple services and participate in its high-value customer loyalty program, which we refer to as the Rogers “VIP” program.

Internet Revenue

Internet revenue for the three months ended June 30, 2004 was $91.8 million, representing growth of $12.6 million, or 15.9%, from the corresponding period in 2003, reflecting the 18.9% increase in the number of Internet subscribers. Average revenue per residential Internet subscriber per month for the three-month period ended June 30, 2004 was $36.19, a modest decrease from $37.63 for the corresponding 2003 period, due to increased promotional offers as well as to an increase in the number of lower revenue Internet Lite customers. Year-over-year, the Internet subscriber base has grown by 135,300, resulting in 37.8% Internet penetration of basic cable households and 26.2% Internet penetration as a percentage of cable homes passed. The reported number of Internet subscribers in the periods presented includes scheduled pending connections.

Video Stores Revenue

Rogers Video stores revenue in the three months ended June 30, 2004 grew by $11.8 million, or 18.1%, to $76.9 million, from the corresponding period in 2003, driven by a combination of a 13.5% increase in same store revenues and an increase in the number of stores at June 30, 2004 to 282 compared to 273 at June 30, 2003. (“Same stores” are stores that were open for a full year in both 2004 and 2003.) The strong sales results as compared to 2003 are attributable to an increase in the number of highly popular titles made available in the quarter coupled with the fact that

Rogers Communications Inc.	- 21 -	Second Quarter 2004

2003 second quarter results were relatively soft. At the end of June 2004, many of the Rogers Video stores were integrated Rogers Video stores that offered access to a wide variety of cable and wireless products and services, in addition to the core video and DVD rental and sales offerings.

Cable and Video Stores Operating Expenses

	Three Months Ended June 30,			Six Months Ended June 30,
(In millions of dollars)	2004	2003	% Chg	2004	2003	% Chg
Cable operating expenses: (1)
Sales and marketing expenses	28.4	20.6	37.9	56.1	40.5	38.5
Operating, general and administrative expenses	203.0	191.8	5.8	408.9	382.9	6.8

Total Cable operating expenses	231.4	212.4	8.9	465.0	423.4	9.8
Video Stores operating expenses
Cost of sales	36.9	29.5	25.1	69.9	62.7	11.5
Sales and marketing expenses	29.9	28.1	6.4	61.6	57.0	8.1
Operating, general and administrative expenses	4.1	3.4	20.6	8.4	6.9	21.7

Total Video Stores operating expenses	70.9	61.0	16.2	139.9	126.6	10.5
Intercompany eliminations	(0.8)	(0.9)	—	(1.5)	(1.7)	—

Operating expenses	301.5	272.5	10.6	603.4	548.3	10.0

(1)	As reclassified – see the “New Accounting Standards – Revenue Recognition and Classification” section.

Total operating expenses of $301.5 million increased $29.0 million, or 10.6%, from $272.5 million in the corresponding period of 2003. The year-over-year increase in operating expenses is directly attributable to the growth in Internet subscribers combined with increasing penetration of digital cable.

Cable sales and marketing expenses increased by $7.8 million, or 37.9%, in the three-month period ended June 30, 2004, compared to the corresponding period in the prior year, primarily related to increases in advertising and promotion activity associated with our Internet and digital cable products.

Cable operating, general and administrative expenses increased by $11.2 million, or 5.8%, in the three months ended June 30, 2004, compared to the corresponding period in the prior year. This growth related principally to increased costs of programming associated with the growth in digital cable subscribers, the adoption of stock option expensing, increased costs associated with servicing a growing base of digital cable and Internet subscribers, and costs related to the cable telephony initiative. Excluding stock option expense and costs related to the telephony initiative, operating, general and administrative expenses were up 4.4% in the three months ended June 30, 2004 as compared to the prior year.

The Rogers Video store cost of sales increased by $7.4 million as compared to the corresponding period in 2003, due to the increased number of locations and higher sales volumes. The growth in locations, from 273 stores at June 30, 2003 to 282 stores at June 30, 2004 was the primary factor for the increase in sales and marketing expenses, which includes the cost of operating the stores. Operating, general and administrative expenses for Video increased marginally by $0.7 million, as Video incurred higher costs related to functions such as information technology and human resources.

Rogers Communications Inc.	- 22 -	Second Quarter 2004

Operating Profit

For the three months ended June 30, 2004, consolidated Cable operating profit grew by $11.4 million, or 7.0%, over the same period in 2003, from $161.9 million to $173.3 million. Contributing to this growth, total Cable operating profit increased by $9.5 million, or 6.0%, as the revenue growth from the increases in digital and Internet penetration and the impact of price increases in 2003 exceeded the overall increases in operating expenses. Video operating profit increased by $1.9 million, or 46.3%, as revenue growth outpaced cost growth reflecting strong sales growth, operating efficiencies and improved margins on the sale of products.

The revenue and expense changes described above resulted in the Cable operating margin declining modestly year-over-year to 42.0% in the three months ended June 30, 2004, compared to 42.6% in the corresponding period of 2003. Excluding the impact of stock option expense and cable telephony costs, the margin was 42.7%. Video operating margins grew to 7.8% in the three month period ended June 30, 2004 from 6.3% in the corresponding period of the prior year.

CABLE PROPERTY, PLANT AND EQUIPMENT EXPENDITURES

As discussed in the “Key Performance and Non-GAAP Measures” section, the comparison of PP&E expenditures is based on the accrual basis, as this reflects PP&E that Cable actually took title to in the period.

The nature of the cable television business is such that the construction, rebuild and expansion of a cable system is highly-capital-intensive. Cable categorizes its PP&E expenditures according to a standardized set of reporting categories which were developed and agreed to by the U.S. cable television industry and which facilitate comparisons between the PP&E expenditures of different cable companies. Under these industry definitions, PP&E expenditures fall into the following five categories:

•	Customer premises equipment (CPE), which includes the equipment and the associated installation costs;

•	Scaleable infrastructure, which includes non-CPE costs to meet business growth and to provide service enhancements;

•	Line extensions, which includes network costs to enter new service areas;

•	Upgrade and rebuild, which includes the costs to modify or replace existing coaxial, fibre network electronics; and

•	Support capital, which includes the costs associated with the purchase, replacement or enhancement of non-network assets.

Rogers Communications Inc.	- 23 -	Second Quarter 2004

	Three Months Ended June 30,			Six Months Ended June 30,
	2004	2003	% Chg	2004	2003	% Chg
(In millions of dollars)
Customer premises equipment	55.0	42.1	30.6	93.7	78.5	19.4
Scaleable infrastructure	28.8	16.9	70.4	44.5	25.1	77.3
Line extensions	11.7	9.1	28.6	23.0	20.6	11.7
Upgrade and rebuild	13.6	26.9	(49.4)	25.0	55.3	(54.8)
Support capital	14.8	17.4	(14.9)	26.6	29.1	(8.6)

Core Cable PP&E expenditures	123.9	112.4	10.2	212.8	208.6	2.0
Video Stores PP&E expenditures	2.6	2.4	8.3	5.3	4.4	20.5

Rogers Cable PP&E expenditures	126.5	114.8	10.2	218.1	213.0	2.4

For the three months ended June 30, 2004, PP&E expenditures increased $11.7 million, or 10.2%, from the corresponding period in 2003, to total $126.5 million. The significant factors driving the increase were spending on CPE, which increased by $12.9 million and is related to the growth in digital terminals purchased in the three months ended June 30, 2004; and the increased mix of higher priced PVR and HDTV digital terminals. Scaleable infrastructure increased by $11.9 million, of which $5.9 million was primarily related to spending on the voice-over-cable telephony initiative. These increases were somewhat offset by reduced spending on upgrades and rebuild of $13.2 million. As at June 30, 2004, approximately 65% of Cable’s network was upgraded to 860 MHz, as compared to approximately 28% at June 30, 2003, and it anticipates reaching its target of 85% of the network upgraded to 860 MHz by the end of 2004.

CABLE EMPLOYEES

Cable had approximately 5,530 FTE employees at June 30, 2004, an increase of 60 from 5,470 at December 31, 2003. The increased staff levels are spread across a number of operating areas, including resources dedicated to the cable telephony project.

CABLE SIX MONTHS ENDED JUNE 30, 2004

Operating revenue growth of 9.3% to $947.9 million for the six months ended June 30, 2004 was the result of consistent quarterly revenue growth as compared to 2003. While the growth was relatively consistent in both quarters of 2004 as compared to 2003, the level of growth at Cable declined in the second quarter, due to basic subscriber losses and the impact of Internet promotional discounts related to new acquisitions. Video store revenues in the second quarter of 2004 were up by 4.1% over the first quarter of 2004, due to increased numbers of locations and strong titles for sale and rental. The reduction in growth of revenues at Cable was offset by the strong Video revenue results.

Operating expense levels increased at a relatively consistent level over the six-month period, increasing by 10.1% in the six months ended June 30, 2004 as compared to the corresponding period in 2003, and largely attributable to digital and Internet subscriber growth.

The combination of growth in revenue and operating expenses resulted in an increase in operating profit of 8.0% to $344.5 million for the six months ended June 30, 2004 as compared to the corresponding period in 2003.

Rogers Communications Inc.	- 24 -	Second Quarter 2004

WIRELESS OPERATING AND FINANCIAL

WIRELESS OVERVIEW

Wireless is a leading Canadian wireless communications service provider, serving more than 4.1 million customers at June 30, 2004, including over 3.9 million wireless voice and data subscribers and approximately 221,300 one-way messaging (paging) subscribers. Wireless operates both a Global System for Mobile Communications/General Packet Radio Service (GSM/GPRS) network, with EDGE technology, and a seamless integrated Time Division Multiple Access (TDMA) and analog cellular network. The GSM/GPRS network provides coverage to approximately 93% of Canada’s population. Wireless’ seamless TDMA and analog network provides coverage to approximately 85% of the Canadian population in digital mode, and approximately 93% of the population in analog mode. Wireless estimates that its 3.9 million wireless voice and data subscribers represent approximately 13.4% of the Canadian population residing in its coverage area.

Subscribers to its wireless services have access to these services throughout the U.S. through our roaming agreements with AWE and other U.S. wireless operators. Its subscribers also have wireless access internationally, in over 130 countries, including throughout Europe, Asia, and Latin America, through roaming agreements with other wireless providers.

WIRELESS STRATEGY

As stated in its 2003 Annual MD&A, Wireless’ overall business strategy is to achieve profitable growth within the Canadian wireless communications industry. The elements of this strategy are designed to maximize its cash flow and return on investment. Wireless remains committed to this strategy, and it believes that the financial and operating results for the three and six months ended June 30, 2004 reflect continued progress in line with its stated strategies.

SUMMARY WIRELESS FINANCIAL RESULTS

For the Second Quarter Ended June 30, 2004

For purposes of this discussion, revenue has been classified according to the following categories:

•	Postpaid voice and data revenues generated principally from:

–	Monthly fees;
–	Airtime and long-distance charges;
–	Optional service charges;
–	System access fees; and
–	Roaming charges.

•	Prepaid revenues generated principally from the advance sale of airtime, usage, and charges for long-distance and text messaging;

•	One-way messaging (paging) revenues generated from monthly fees and usage charges; and

•	Equipment revenues generated from the sale of hardware and accessories to independent dealers, agents and retailers, and directly to new and existing subscribers through direct

Rogers Communications Inc.	- 25 -	Second Quarter 2004

fulfillment by its customer service groups, Rogers.com e-business Web site, and telesales. Equipment revenue includes activation fees. Equipment subsidies and other incentives related to the activation of new subscribers or the retention of existing subscribers are recorded as a reduction to equipment revenue.

Operating expenses are segregated into four categories for assessing business performance:

•	Cost of equipment sales;

•	Sales and marketing expenses, which represent costs to acquire new subscribers (other than those related to equipment), such as advertising, commissions paid to third parties for new activations, and remuneration and benefits to sales and marketing employees, as well as direct overheads related to these activities;

•	Operating, general and administrative expenses, which include all other expenses incurred to operate the business on a day-to-day basis and to service existing subscriber relationships, including retention costs (other than those related to equipment) and inter-carrier payments to roaming partners and long-distance carriers, and the CRTC contribution levy.

Rogers Communications Inc.	- 26 -	Second Quarter 2004

Summarized Wireless Financial Results

	Three Months Ended June 30,			Six Months Ended June 30,
(In millions of dollars)	2004	2003	% Chg	2004	2003	% Chg
Operating revenue (1)
Postpaid (voice and data)	$560.8	$464.7	20.7	$1,073.9	$897.5	19.7
Prepaid	25.7	21.7	18.4	50.2	42.8	17.3
One-way messaging	6.3	6.9	(8.7)	12.7	14.3	(11.2)

Network revenue	592.8	493.3	20.2	1,136.8	954.6	19.1
Equipment revenue	63.2	39.3	60.8	112.0	75.0	49.3

Total operating revenue	656.0	532.6	23.2	1,248.8	1,029.6	21.3
Operating expenses (1)
Cost of equipment sales	114.7	83.8	36.9	205.9	157.4	30.8
Sales and marketing expenses	90.2	82.1	9.9	176.8	164.9	7.2
Operating, general and administrative expenses	203.9	184.1	10.8	399.3	368.9	8.2

Total operating expenses	408.8	350.0	16.8	782.0	691.2	13.1
Operating profit (2)	247.2	182.6	35.4	466.8	338.4	37.9
Additions to property, plant and equipment (3)	$85.0	$98.8	(14.0)	$215.9	$176.5	22.3
Operating profit margin as % of network revenue (4)	41.7%	37.0%		41.1%	35.4%

(1)	As reclassified – see the “New Accounting Standards - Revenue Recognition” section.

(2)	As defined - see the “Key Performance Indicators and Non-GAAP Measures - Operating Profit” section.

(3)	As defined - see the “Key Performance Indicators and Non-GAAP Measures - Property, Plant and Equipment Expenditures” section.

(4)	As defined – see the “Key Performance Indicators and Non-GAAP Measures – Operating Profit Margin” section and as calculated below.

	Three Months Ended June 30,		Six Months Ended June 30,
(In millions of dollars)	2004	2003	2004	2003
Operating profit	$247.2	$182.6	$466.8	$338.4
Divided by network revenue	$592.8	$493.3	$1,136.8	$954.6
Operating profit margin	41.7%	37.0%	41.1%	35.4%

Rogers Communications Inc.	- 27 -	Second Quarter 2004

Wireless Network Revenue and Subscribers

	Three Months Ended June 30, 2004				Six Months Ended June 30, 2004
(Subscriber statistics in thousands, except ARPU, churn and usage)	2004	2003	Chg	% Chg	2004	2003	Chg	% Chg
Postpaid (Voice and Data)
Gross additions	254.6	225.5	29.1	12.9	495.9	430.8	65.1	15.1
Net additions	88.3	75.7	12.6	16.6	171.5	136.9	34.6	25.3
Total subscribers					3,201.1	2,766.3	434.8	15.7
ARPU ($) (1)	59.20	56.78	2.42	4.3	57.49	55.56	1.93	3.5
Average monthly usage (minutes)	404	374	30	8.0	383	353	30	8.5
Churn (%)	1.76	1.84	(0.08)	(4.3)	1.74	1.83	(0.09)	(4.9)
Prepaid
Gross additions	62.9	67.8	(4.9)	(7.2)	119.2	116.6	2.6	2.2
Net losses	(5.7)	(11.5)	5.8	—	(35.1)	(22.5)	(12.6)	—
Adjustment to subscriber base (2)					—	(20.9)	20.9	(100.0)
Total subscribers					724.7	735.3	(10.6)	(1.4)
ARPU ($)	11.76	9.77	1.99	20.4	11.34	9.40	1.94	20.6
Churn (%)	3.15	3.53	(0.38)	(10.8)	3.48	3.04	0.44	14.5
Total - Postpaid and Prepaid
Gross additions	317.5	293.3	24.2	8.3	615.1	547.4	67.7	12.4
Net additions	82.6	64.2	18.4	28.7	136.4	114.4	22.0	19.2
Adjustment to subscriber base(2)					—	(20.9)	20.9	(100.0)
Total subscribers					3,925.8	3,501.6	424.2	12.1
ARPU (blended) ($) (1)	50.33	46.74	3.59	7.7	48.65	45.41	3.24	7.1
One-Way Messaging
Gross additions	7.7	12.0	(4.3)	(35.8)	15.8	25.2	(9.4)	(37.3)
Net losses	(10.0)	(15.9)	5.9	—	(20.0)	(29.1)	9.1	—
Total subscribers					221.3	273.2	(51.9)	(19.0)
ARPU ($)	9.26	8.13	1.13	13.9	9.13	8.26	0.87	10.5
Churn (%)	2.59	3.26	(0.67)	(20.6)	2.56	3.11	(0.55)	(17.7)

(1)	As reclassified – see the “New Accounting Standards - Revenue Recognition” section.

(2)	Wireless’ policy is to treat prepaid subscribers with no usage for a six month period as a reduction of the prepaid subscriber base. In 2003, as part of a review of prepaid subscriber usage, it determined that a number of subscribers who only had non-revenue usage (e.g. calls to customer service) were being included in the prepaid subscriber base. Wireless determined that these subscribers should not have been included in the prepaid subscriber base and, as such, made an adjustment to the second quarter of 2003 opening prepaid subscriber base.

Wireless Network Revenue

Wireless network revenue of $592.8 million accounted for 90.4% of its total revenues in the three months ended June 30, 2004, and increased 20.2% from the corresponding period in 2003. This growth reflects the 12.1% increase in the number of wireless voice and data subscribers from June 30, 2003 combined with a 7.7% period-over-period increase in blended postpaid and prepaid ARPU.

Postpaid voice and data gross subscriber additions in the three months ended June 30, 2004 represented 80.2% of total gross activations and more than 100% of our total net additions. Wireless has continued its strategy of targeting higher-value postpaid subscribers and selling prepaid handsets at higher price points, which has contributed significantly to the mix of postpaid versus prepaid subscribers.

The 4.3% increase in average monthly revenue per postpaid voice and data subscribers in the three months ended June 30, 2004, compared to the corresponding period in 2003, reflects the increase in out of bucket airtime usage and the continued growth of wireless data and roaming revenues. With the continued increase in the portion of its customer base using GSM handsets, Wireless has experienced significant increases in roaming revenues from its subscribers traveling outside of Canada, as well as strong growth in revenues from visitors to Canada

Rogers Communications Inc.	- 28 -	Second Quarter 2004

utilizing its network. The growth in data revenues, from $13.9 million for the three months ended June 30, 2003 to $29.8 million for the three months ended June 30, 2004, represented approximately 59.9% of the $2.42 increase in postpaid ARPU.

The continuing trend of lower postpaid voice and data subscriber churn, as reflected in the 1.76% rate in the three months ended June 30, 2004 versus 1.84% in the second quarter of 2003, is directly related to its strategy of acquiring higher-value customers on longer term contracts and to an enhanced focus on customer retention. Although the trend in churn was favourable, Wireless did experience higher levels of churn with respect to customers being deactivated for non-payment of their account compared to the prior year.

Prepaid ARPU increased to $11.76 in the second quarter of 2004, compared to $9.77 in 2003, as a result of changes to prices introduced in 2003 together with higher usage per subscriber. The higher prepaid ARPU also reflects increased use of text messaging by prepaid subscribers.

While Wireless’ focus continues to be on postpaid voice and data subscribers, it is encouraged with the decline in prepaid churn to 3.15% for the three months ended June 30, 2004 from the rate of 3.53% experienced in the same period of 2003. With no handset subsidies and minimal sales and marketing costs associated with its prepaid offerings, its focus with respect to prepaid is on increasing usage and generating profitable yields per minute of use.

One-way messaging (or paging) subscriber churn has declined year-over-year to 2.59%, while one-way messaging ARPU has increased by 13.9%, reflecting pricing changes implemented in earlier periods. With 221,300 paging subscribers, Wireless continues to view paging as a profitable but mature business segment, and recognize that churn will likely continue at relatively high rates as one-way messaging subscribers increasingly migrate to two-way messaging and converged voice and data services.

Wireless Equipment Revenue

In the three months ended June 30, 2004, revenue from wireless voice, data and messaging equipment sales, including activation fees and net of equipment subsidies, was $63.2 million, up $23.8 million, or 60.4%, from the corresponding period in 2003. The increase in equipment revenue reflects the higher price of more sophisticated handsets and devices combined with the significantly higher volume of postpaid voice and data gross subscriber additions. These factors represented approximately 70% of the increase, with the remainder of the increase attributable to retention programs.

Rogers Communications Inc.	- 29 -	Second Quarter 2004

Wireless Operating Expenses

	Three Months Ended June 30,				Six Months Ended June 30,
(In millions of dollars, except per subscriber statistics)	2004	2003	Chg	% Chg	2004	2003	Chg	% Chg
Operating expenses (1)
Cost of equipment sales	$114.7	$83.8	$30.9	36.9	$205.9	$157.4	$48.5	30.8
Sales and marketing expenses	90.2	82.1	8.1	9.9	176.8	164.9	11.9	7.2
Operating, general and administrative expenses	203.9	184.1	19.8	10.8	399.3	368.9	30.4	8.2

Total operating expenses	$408.8	$350.0	$58.8	16.8	$782.0	$691.2	$90.8	13.1

Average monthly operating expense per subscriber before sales, marketing and equipment margin (1)	$18.22	$17.75	$0.47	2.6	$17.90	$17.69	$0.21	1.2
Sales and marketing costs per gross subscriber addition (including equipment margin)(1)	$372	$363	$9	2.5	$367	$383	$(16)	(4.2)

(1)	As reclassified - see the “New Accounting Standards – Revenue Recognition” section.

Cost of equipment sales increased by approximately $30.9 million as a result of increased activations of new subscribers, which contributed approximately half of the increase, as well as increased handset upgrade activity associated with Wireless’ retention programs. Both the new subscriber acquisition and retention programs were influenced by the trend to higher-priced feature-rich colour phones and data devices.

The 9.9% year-over-year increase in total sales and marketing expenses is due to higher variable acquisition costs associated with the 12.9% year-over-year increase in the number of postpaid voice and data gross additions in the three months ended June 30, 2004 as compared to the corresponding period in 2003. Variable sales and marketing expenses increased in line with our strategy of offering customers incentives to sign onto longer term service contracts. Fixed sales and marketing costs, such as advertising and overhead costs, increased modestly in the three months ended June 30, 2004, as compared to June 30, 2003, largely due to increased advertising costs, $1.4 million of which were associated with the continued promotion of the new “Rogers Wireless” brand. Sales and marketing costs per gross addition were $372, an increase of $9, or 2.5%, from $363 in the corresponding period in 2003.

The year-over-year increase in operating, general and administrative expenses of $19.8 million, or 10.8%, as compared to the corresponding period in 2003 is primarily attributable to higher collection costs, increases in retention spending and growth in network operating expenses, offset by savings related to more favourable roaming arrangements and operating efficiencies across various functions. Retention spending includes the cost of Wireless’ customer loyalty and renewal programs, as well as residual payments to its agents and distributors for ongoing service for certain of its existing customers. Wireless is continually focused on operating efficiencies and cost-reduction programs, which have served to offset the growth in costs associated with the growth in its subscriber base, allowing operating profit margins to expand.

The 2.7% year-over-year increase in average monthly operating expense per subscriber, excluding sales and marketing expenses, to $18.22 in the second quarter of 2004 reflects the increased spending on retention activities and the impact of increases in operating, general and administrative expenses. Retention spending both on an absolute and per subscriber basis is expected to increase as the wireless market penetration in Canada increases.

Rogers Communications Inc.	- 30 -	Second Quarter 2004

Wireless Operating Profit

Revenue increased at a faster rate than expenses, resulting in operating profit growth of $64.6 million, or 35.4%, to $247.2 million in the three months ended June 30, 2004 from $182.6 million in the second quarter of 2003. Quarterly operating profit as a percentage of network revenue, or operating profit margin, improved in 2004 to 41.7% from 37.0% in the second quarter of 2003 due to the strength of the network revenue growth.

WIRELESS PROPERTY, PLANT AND EQUIPMENT EXPENDITURES

Additions to PP&E, on an accrual basis of accounting, totalled $85.0 million for the three months ended June 30, 2004, a decrease of $13.8 million, or 14.0%, from $98.8 million in the corresponding period in 2003. Network-related PP&E expenditures were $66.9 million compared to $89.6 million in the prior year, and included $47.2 million for capacity expansion of the GSM/GPRS network and transmission, compared to $34.8 million in the second quarter of 2003. The remaining balance of $19.7 million in network-related PP&E expenditures related primarily to technical upgrade projects, operational support systems and the addition of new services. Other PP&E expenditures consisted of $12.3 million for information technology initiatives and $5.8 million for call centres and other facilities and equipment.

EMPLOYEES

Wireless had approximately 2,490 FTE employees at June 30, 2004, an increase of 130 from 2,360 at December 31, 2003. The increase in the FTE levels was primarily in the areas of collections and customer care.

WIRELESS SIX MONTHS ENDED JUNE 30, 2004

The year-over-year revenue trends for both the first and second quarters continued with network revenue increasing by 19.1% to $1,136.9 million for the six months ended June 30, 2004 as compared to the corresponding period in 2003. The revenue growth was driven by the increase in the postpaid subscriber base and the year-over-year increase in postpaid (voice and data) ARPU, which was up 3.5% to $57.49.

Operating expenses for the six months ended June 30, 2004 increased by 13.1% to $782.0 million as compared to $691.2 million in the corresponding period of 2003. Operating expenses were modestly higher in the second quarter of 2004 as compared to the first quarter due to higher costs of equipment sales attributable to volume increases in sales and retention, increased sales and marketing costs attributable to increased levels of gross additions, and higher operating, general and administrative expenses related to increased levels of collection costs.

Rogers Communications Inc.	- 31 -	Second Quarter 2004

MEDIA OPERATING AND FINANCIAL RESULTS

MEDIA OVERVIEW

Rogers Media holds Rogers’ radio and television broadcasting operations, its consumer and trade publishing operations, and its televised home shopping service. Within Media, the Broadcasting group (“Broadcasting”) includes our 43 radio stations across Canada (33 FM and 10 AM radio stations), two multicultural television stations in Ontario (OMNI.1 and OMNI.2), an 80% interest in a sports specialty service licenced to provide regional sports programming across Canada (“Rogers Sportsnet”), and Canada’s only nationally televised shopping service (“The Shopping Channel”). Broadcasting holds minority interests in several Canadian specialty television services, including Viewers Choice Canada, Outdoor Life Network (OLN), Tech TV Canada, The Biography Channel Canada, MSNBC Canada and certain other minority interest investments. In addition, effective January 2, 2004, Broadcasting entered into a partnership with CTV Specialty Television Inc. in which 50% of CTV’s mobile production and distribution business was acquired for $21.3 million, including working capital adjustments and net of cash acquired. Our interest in this partnership, “Dome Productions”, is proportionately consolidated with the results of Television. The Publishing group (“Publishing”) publishes approximately 70 consumer magazines and trade and professional publications and directories. In addition to its more traditional broadcast and print media platforms, the Media group also delivers content over the Internet relating to many of the individual broadcasting and publishing properties, and has a Web-commerce distribution channel associated with The Shopping Network.

MEDIA STRATEGY

Media seeks to maximize revenues, operating income and return on invested capital across each of its businesses through leveraging our brands, exploiting our ability to sell targeted media and cross promoting our properties. Media remains committed to this strategy and believes that the financial and operating results for the second quarter of 2004 reflect continued progress.

Rogers Communications Inc.	- 32 -	Second Quarter 2004

Summarized Media Financial Results

	Three Months Ended June 30,			Six Months Ended June 30,
	2004	2003	% Chg	2004	2003	% Chg
(In millions of dollars)
Operating revenue
Publishing	74.4	79.3	(6.2)	140.2	145.4	(3.6)
Radio	55.9	45.8	22.1	98.0	82.7	18.5
Television	50.5	44.3	14.0	102.0	86.1	18.5
The Shopping Channel	54.7	50.5	8.3	112.2	102.5	9.5
Corporate items, eliminations and other	(4.6)	(0.2)	—	(5.8)	(0.3)	—

Total operating revenue	230.9	219.7	5.1	446.6	416.4	7.3

Operating expenses
Cost of sales	33.0	31.5	4.8	69.7	64.6	7.9
Sales and marketing	45.0	42.1	6.9	92.4	84.7	9.1
Operating, general and administrative	114.1	109.0	4.7	239.2	224.0	6.8

Total operating expenses	192.1	182.6	5.2	401.3	373.3	7.5

Operating profit (1)
Publishing	9.9	13.1	(24.4)	10.2	13.6	(25.0)
Radio	19.0	13.0	46.2	22.3	16.2	37.7
Television	10.0	10.0	—	11.8	10.6	11.3
The Shopping Channel	4.7	3.4	38.2	9.9	7.4	33.8
Corporate items, eliminations and other	(4.8)	(2.4)	—	(8.9)	(4.7)	—

Total operating profit (1)	38.8	37.1	4.6	45.3	43.1	5.1

Operating profit margin (2)
Publishing	13.3%	16.5%		7.3%	9.4%
Radio	34.0%	28.4%		22.8%	19.6%
Television	19.8%	22.6%		11.6%	12.3%
The Shopping Channel	8.6%	6.7%		8.8%	7.2%

Total operating profit as a percentage of revenue (1)	16.8%	16.9%		10.1%	10.4%

Additions to property, plant and equipment (3)	6.1	8.2	(25.6)	12	21.5	(44.2)

(1)	As defined – see the “Key Performance Indicators Non-GAAP Measures – Operating Profit” section.

(2)	As defined – see the “Key Performance Indicators Non-GAAP Measures – Operating Profit Margin” section and as calculated below.

(3)	Additions to PP&E as presented on accrual method accounting – see “Key Performance Indicators and Non-GAAP Measures – Property, Plant and Equipment” section.

	Operating				Operating
	Profit	Revenue			Profit	Revenue
Publishing operating profit margin: (1)
Operating profit margin - 2004	$ 9.9 divided by	$74.4	=	13.3%	$10.2 divided by	$140.2	=	7.3%
Operating profit margin - 2003	$13.1 divided by	$79.3	=	16.5%	$13.6 divided by	$145.4	=	9.4%
Radio operating profit margin: (1)
Operating profit margin - 2004	$19.0 divided by	$55.9	=	34.0%	$22.3 divided by	$98.0	=	22.8%
Operating profit margin - 2003	$13.0 divided by	$45.8	=	28.4%	$16.2 divided by	$82.7	=	19.6%
Television operating profit margin: (1)
Operating profit margin - 2004	$10.0 divided by	$50.5	=	19.8%	$11.8 divided by	$102.0	=	11.6%
Operating profit margin - 2003	$10.0 divided by	$44.3	=	22.6%	$10.6 divided by	$86.1	=	12.3%
The Shopping Channel operating profit margin: (1)
Operating profit margin - 2004	$4.7 divided by	$54.7	=	8.6%	$9.9 divided by	$112.2	=	8.8%
Operating profit margin - 2003	$3.4 divided by	$50.5	=	6.7%	$7.4 divided by	$102.5	=	7.2%
Total operating profit margin: (1)
Operating profit margin - 2004	$38.8 divided by	$230.9	=	16.8%	$45.3 divided by	$446.6	=	10.1%
Operating profit margin - 2003	$37.1 divided by	$219.7	=	16.9%	$43.1 divided by	$416.4	=	10.4%

(1)	As defined – see the “Key Performance Indicators Non-GAAP Measures – Operating Profit Margin” section.

Rogers Communications Inc.	- 33 -	Second Quarter 2004

Media Revenue Overview

Total revenue for Media was $230.9 million in the three months ended June 30, 2004, an increase of $11.2 million, or 5.1%, from $219.7 million in the corresponding period of 2003. The Media revenue growth was led by Radio, which contributed $10.1 million of the growth, followed by Television, where revenues grew by $6.2 million, primarily as a result of the acquisition of a 50% interest in the Dome Productions Partnership in the first quarter of 2004, and The Shopping Channel, where revenues grew by $4.2 million. These increases were partially offset by the $4.9 million decline in revenues at Publishing, primarily associated with the medical information division. Further details with respect to each group are provided below.

Media Operating Expenses

	Three Months Ended June 30,			Six Months Ended June 30,
(In millions of dollars)	2004	2003	% Chg	2004	2003	% Chg
Publishing
Sales and marketing	18.3	18.7	(2.1)	36.3	36.7	(1.1)
Operating, general and administrative	46.2	47.5	(2.7)	93.7	95.1	(1.5)

Total Publishing	64.5	66.2	(2.6)	130.0	131.8	(1.4)
Radio
Sales and marketing	14.2	12.3	15.4	30.9	25.1	23.1
Operating, general and administrative	22.7	20.5	10.7	44.8	41.4	8.2

Total Radio	36.9	32.8	12.5	75.7	66.5	13.8
Television
Sales and marketing	2.8	2.6	7.7	7.0	6.4	9.4
Operating, general and administrative	37.7	31.7	18.9	83.2	69.1	20.4

Total Television	40.5	34.3	18.1	90.2	75.5	19.5
The Shopping Channel
Cost of sales	33.0	31.5	4.8	69.7	64.6	7.9
Sales and marketing	9.8	8.5	15.3	18.2	16.5	10.3
Operating, general and administrative	7.2	7.1	1.4	14.4	14.0	2.9

Total Shopping Channel	50.0	47.1	6.2	102.3	95.1	7.6
Corporate items, eliminations and other	0.2	2.2	—	3.1	4.4	(29.5)

Total operating expenses	192.1	182.6	5.2	401.3	373.3	7.5

Total Media operating expenses for the three months ended June 30, 2004 were $192.1 million, up $9.5 million, or 5.2%, over the corresponding period in 2003, which is discussed in detail below.

Total operating profit was $38.8 million in the three months ended June 30, 2004, resulting in a year-over-year increase of $1.7 million, or 4.6%, compared to the corresponding period in 2003.

Publishing

Publishing experienced revenue growth in its Women’s group of magazines, but this was more than offset by lower revenue in other groups, including the medical information division, resulting in an overall decline of 6.2%. This decline in revenue was somewhat offset by year-over-year reductions in sales and marketing and operating, general and administrative expenses, as Publishing focused on tightening its cost structure. As Publishing’s operating revenues declined at a faster pace than its expenses, operating profit for the three months ended June 30, 2004 declined by $3.2 million in the three months ended June 30, 2004 as compared to the corresponding period in 2003.

Rogers Communications Inc.	- 34 -	Second Quarter 2004

Radio

The increase in Radio’s revenues from 2003 reflects the success of the Jack-FM concept in several of our markets as well as strong results at 680 News in Toronto. Radio increased spending on sales and marketing by 15.4% in the second quarter as compared to the corresponding period in 2003 by promoting the Jack-FM stations and by reinforcing its positioning in the Toronto market with several initiatives. Operating, general and administrative expenses at Radio increased by 10.7% in the three months ended June 30, 2004 as compared to the corresponding period in 2003 due to increased programming costs, which included regulatory tariffs. Overall, Radio’s operating profit increased by $6.0 million to $19.0 million, or 46.2%, from the second quarter of 2003.

Television

Television includes the results of OMNI.1, OMNI.2, Rogers Sportsnet and our 50% interest in Dome Productions Partnership. The $6.2 million increase in Television’s revenues in the three months ended June 30, 2004 was primarily due to the Dome Productions Partnership acquired in 2004, as Television, in general, experienced softness with respect to advertising revenues. Sportsnet subscriber revenues earned from cable and satellite carriers remained relatively flat year-over-year. Overall, the revenue increases at Television were exceeded by the increased operating expenses, primarily related to programming costs. The modest decline in Television’s organic operating profit was offset by the addition of the proportionate results of Dome Productions, leaving operating profit for the three months ended June 30, 2004 essentially unchanged from the corresponding period in 2003.

The Shopping Channel

The Shopping Channel’s strong revenue growth of 8.3% reflects an improved retail climate and the fact that results for the corresponding period in 2003 were depressed by the negative impacts of the SARS epidemic and the war in Iraq. During the quarter, off-air sales, which included catalogue, Internet, and physical store sales, held steady at 26.7% of revenue compared to 27.6% in the second quarter 2003. Strong sales of selected product categories, including fashion jewelry and health and beauty products, combined with reduced product return rates and tighter management of variable general and administrative costs combined to drive a 200 basis point increase in operating profit margins and a 38.2% increase in operating profit to $4.7 million.

Media PP&E Expenditures

Total Media PP&E expenditures for the three months ended June 30, 2004 were $6.1 million, compared to $8.2 million for the corresponding period in 2003. The spending in the three months ended June 30, 2004 declined as compared to the corresponding period in 2003, as 2003 results included a portion of the expenditures associated with the construction of a new national distribution centre for The Shopping Channel.

Media Employees

At June 30, 2004, Media had 3,130 FTEs, an increase of 105 from 3,025 FTEs at December 31, 2003. The increase was primarily related to an increase in sales and marketing staff.

Rogers Communications Inc.	- 35 -	Second Quarter 2004

SIX MONTHS ENDED JUNE 30, 2004

Operating revenue increase $30.2 million, or 7.3%, for the six months ended June 30, 2004 as compared to the corresponding period in 2003. The growth was driven by Radio, which contributed $15.3 million, and by Television, where revenues grew by $15.9 million primarily as a result of the acquisition of a 50% interest in the Dome Productions partnership in the first quarter of 2004, and The Shopping Channel, where revenues grew by $9.7 million. These increases were partially offset by declining revenues at Publishing in the amount of $5.2 million.

Operating expenses increased by 7.5% for the six months ended June 30, 2004 as compared to the corresponding period in 2003, due to increased programming costs at both Radio and Television and higher sales and marketing costs as Radio continued to promote the Jack-FM stations.

Operating profit increased 5.1% for the six months ended June 30, 2004 to $45.3 million as compared to the six months ended June 30, 2003.

Rogers Communications Inc.	- 36 -	Second Quarter 2004

LIQUIDITY AND CAPITAL RESOURCES

Operations

Cash flow from operating activities before changes in non-cash working capital items for the three months ended June 30, 2004 increased by $85.1 million to $329.2 million, up from $244.1 million in the second quarter of 2003, reflecting the increase in operating profit of $75.6 million.

Taking into account the changes in non-cash working capital items for the three months ended June 30, 2004, cash generated from operations increased by $57.2 million to $255.0 million, compared to $197.8 million in the corresponding quarter of 2003.

Cash flow from operations of $255.0 million, together with the following items, resulted in total net funds of $511.3 million raised in the three months ended June 30, 2004:

•	$239.0 million in proceeds from the issuance of 9,541,985 Class B Non-Voting shares, net of fees and expenses;

•	$11.0 million from the issuance of Class B Non-Voting shares under employee share purchase plans and the exercise of employee stock options; and

•	Proceeds on the sale of investments of $6.3 million.

Net funds used during the three months ended June 30, 2004 totalled approximately $384.0 million, the details of which include:

•	PP&E expenditures of $226.0 million;

•	Distributions on Convertible Preferred Securities of $8.3 million;

•	Other investments aggregating $25.6 million, including $25.5 million for advances to the Blue Jays;

•	Net repayments of bank credit facilities of $123.0 million; and

•	Net reduction of $1.1 million of capital leases and mortgages and other debt.

As a result of the above, our cash and cash equivalents increased in the second quarter by $127.3 million which, together with the opening cash balance of $76.5 million, resulted in a closing cash balance of $203.7 million.

Financing

Our long-term financial instruments are described in Note 10 to the 2003 Annual Consolidated Financial Statements.

During the six-month period ending June 30, 2004, the following financings and redemptions were completed:

On February 20, 2004, Wireless completed the private placement of US$750.0 million 6.375% Senior Secured Notes due 2014, and used approximately US$734.7 million of the proceeds on March 26, 2004 to redeem US$196.1 million 8.30% Senior Secured Notes due 2007, US$179.1 million 8.80% Senior Subordinated Notes due 2007, and US$333.2 million 9.375% Senior Secured Debentures due 2008. Also on February 20, 2004, Rogers Wireless unwound an aggregate of US$333.2 million notional amount of cross-currency interest rate exchange agreements for net cash proceeds of $58.4 million. Wireless also entered into US$750 million notional amount of new cross-currency interest rate exchange agreements in February.

Rogers Communications Inc.	- 37 -	Second Quarter 2004

As a result of these transactions, Wireless recorded a loss on repayment of $2.3 million, which included redemption premiums of $34.7 million and the write-off of deferred financing costs of $7.8 million, offset by a $40.2 million gain on the release of the deferred transition gain related to the cross-currency interest rate exchange agreements that were unwound during the first quarter. The cross-currency interest exchange agreement were previously treated as effective hedges for accounting purposes prior to the adoption of the new rules with respect to accounting for hedges, as discussed in Note 1(ii) to the 2004 first quarter financial statements.

On February 23, 2004, Cable redeemed $300.0 million aggregate principal amount of its 9.65% Senior Secured Second Priority Debentures due 2014 at a redemption price of 104.825% of the aggregate principal amount which, together with the write-off of deferred financing costs, resulted in a loss on the repayment of debt of $18.0 million.

On March 11, 2004, Cable completed a private placement in an aggregate principal amount of US$350.0 million 5.50% Senior Secured Second Priority Notes due 2014. During the first quarter of 2004, Cable entered into an aggregate US$525.0 million notional amount of new cross-currency interest rate exchange agreements.

In January, 2004, Cable established a dividend/distribution policy to distribute $6.0 million per month to RCI on a regular basis, starting in January 2004. During the three months and six months ended June 30, 2004, Cable distributed $18.0 million to RCI in each quarter.

We structure our borrowings generally on a stand-alone basis. Therefore, borrowings by each of our three principal operating groups are generally secured only by the assets of the respective entities within each operating group, and such instruments generally do not provide for guarantees or cross-collateralization or cross-defaults between groups. Currently, no such guarantees or cross-collateralizations or cross-defaults between the groups exist.

At June 30, 2004, our long-term committed bank credit facilities provided for aggregate credit of $2.28 billion, of which $105.5 million was drawn down. Generally, access to these credit facilities is subject to compliance within certain debt-to-operating profit ratios; and at June 30, 2004, based upon the most restrictive covenants under our bank credit facilities and public debt instruments, we could have borrowed additional long-term debt under existing credit facilities of approximately $2.0 billion, including $400.0 million available for the repayment of debt maturing in Cable in 2005. In addition, $203.7 million was available as cash on hand at June 30, 2004.

Of all our debt instruments, the provisions of our bank loan agreements generally impose the most restrictive limitations on the operations and activities of the companies governed by these agreements. The most significant of these restrictions are debt incurrence and maintenance tests (based upon certain ratios of debt to operating profit), restrictions upon additional investments, sales of assets, and distributions to shareholders. We and our subsidiaries are currently in compliance with all of the covenants under the respective debt instruments, and we expect to remain in compliance with all covenants. (See Note 10 to the 2003 Annual Consolidated Financial Statements for details of the specific debt instruments.) On June 30, 2004, a total of $288.8 million could have been distributed to Rogers Corporate from Media via the repayment of unsecured subordinated intercompany notes.

Cable’s amended and restated $1.075 billion bank credit facility, which was established on January 2, 2002, is comprised of two tranches: (a) the $600.0 million Tranche A which matures

Rogers Communications Inc.	- 38 -	Second Quarter 2004

on January 2, 2009, and (b) the $475.0 million Tranche B which reduces by 25% annually on each of January 2, 2006, 2007, 2008 and 2009. In September, 2003 Cable amended its bank credit facility to eliminate the possibility of earlier-than-scheduled maturity of Tranche B. Availability of a $400.0 million portion of Tranche B has been reserved to repay Cable’s Senior Secured Notes due 2005. The $400.0 million reserved amount will be reduced by an amount equal to any repayment of the Notes due 2005 made from time to time from any source including Tranche B and, as a result, an amount equal to such repayments becomes available to Cable under Tranche B.

Wireless’ $700.0 million bank credit facility reduces by 20% on April 30, 2006 and again on April 30, 2007, with the final 60% reduction on April 30, 2008. However, the bank credit facility will mature on May 31, 2006 if Wireless’ Senior Secured Notes due 2006 are not repaid (by refinancing or otherwise) on or prior to December 31, 2005.

Media’s revolving $500.0 million bank credit facility is due on September 30, 2006.

On April 28, 2004, Standard & Poor’s (S&P) placed the ratings on all of the Rogers companies on “CreditWatch with negative implications” because of AWE’s decision to explore the monetization of its 34% stake in Rogers Wireless. S&P currently rates Rogers Wireless on a stand-alone basis which would revert to a consolidated basis if AWE sold its 34% stake. In addition, if a Rogers company purchased AWE’s 34% stake in Rogers Wireless and there was a material increase in debt as a result, then ratings could be lowered by S&P. The previous ratings were: for Rogers Communications Inc. senior unsecured debt, BB- with a negative outlook; for Rogers Cable’s senior secured and subordinated debt respectively, BBB- with a negative outlook and BB- with a negative outlook respectively; and for Rogers Wireless’ senior secured debt, BB+ with a positive outlook. Rogers Wireless has no subordinated debt outstanding. Ratings by Moody’s and Fitch did not change.

We do not have any off-balance sheet arrangements other than the cross-currency interest rate exchange agreements described below.

Rogers Communications Inc.	- 39 -	Second Quarter 2004

Interest Rate and Foreign Exchange Management

Consolidated Economic Hedge Analysis

As a result of the financing activity described above, our consolidated economic hedged position changed as noted below at June 30, 2004 compared to December 31, 2003

	June 30,		December 31,
(in millions of dollars)	2004		2003
U.S. dollar-denominated long-term debt	US	$3,263.7	US	$2,868.3
Hedged with cross-currency interest rate exchange agreements	US	$2,885.3	US	$1,943.4
Hedged exchange rate		1.4217		1.4647
Percent hedged		88.4%		67.8%
Effect of cross-currency interest rate exchange agreements:
Converted US $ principal of	US	$2,833.4	US	$1,558.4
at US $ fixed rate of		7.60%		8.82%
to Cdn $ fixed rate of		8.50%		9.70%
on Cdn $ principal of	Cdn	$4,034.7	Cdn	$2,346.0
Converted US $ principal of	US	$51.8	US	$385.0
at US $ fixed rate of		9.38%		9.38%
to Cdn $ floating at bankers acceptance plus		2.67%		2.35%
for all-in rate of		4.76%		5.11%
on Cdn $ principal of	Cdn	$67.4	Cdn	$500.5
Amount of long-term debt at fixed rates:
Total long-term debt	Cdn	$5,434.7	Cdn	$5,305.0
Total long-term debt at fixed rates	Cdn	$5,255.3	Cdn	$4,560.6
Percent of long-term debt fixed		96.7%		86.0%
Weighted average interest rate on long-term debt		8.34%		8.48%

As discussed in “New Accounting Standards - Accounting for Derivative Instruments”, effective July 1, 2004, the Company will account for 96.1% of its cross-currency interest rate exchange agreements as hedges against designated U.S. dollar-denominated debt. As a result, 85.0% of consolidated U.S. dollar-denominated debt will be hedged for accounting purposes versus 88.4% on an economic basis.

The weighted average interest rate of consolidated long-term debt decreased a modest 14 basis points from December 31,2003 year end largely due to the fact that the amount of long-term debt at fixed interest rates increased during the six month period by almost $695 million from 86.0% to 96.7% of consolidated debt. Although a significant portion of long-term debt was refinanced at lower fixed rates during the six month period ended June

Rogers Communications Inc.	- 40 -	Second Quarter 2004

30,2004, lower interest rate floating rate debt outstanding decreased by approximately $566 million at June 30, 2004 compared to December 31, 2003.

OUTSTANDING SHARE DATA

Set out below is our outstanding share data as at June 30, 2004. For additional detail, see Note 5 to the Consolidated Financial Statements included herein.

Common shares
Class A Voting	56,235,394
Class B Non-Voting	188,546,636
Options to Purchase Class B Non-Voting shares
Issued and Outstanding	16,873,021
Exercisable	11,104,761

Securities Convertible into Class B Non-Voting Shares

	Number or Amount	Number of Shares
Class	Outstanding	Issuable on Conversion
Series E Convertible Preferred Shares	nil	nil
Convertible Preferred Securities	$600,000,000	17,142,857
Convertible Senior Debentures	$299,852,000	7,726,270

COMMITMENTS AND CONTRACTUAL OBLIGATIONS

Our material obligations under firm contractual arrangements, including commitments for future payments under long-term debt arrangements, capital lease obligations and operating lease arrangements, are summarized in our 2003 Annual MD&A and are further discussed in the Notes to our 2003 Annual Consolidated Financial Statements. There have been no significant changes to our contractual obligations since December 31, 2003.

GUIDANCE

We are revising certain elements of our 2004 annual guidance for Wireless which were originally provided on January 5, 2004.

Wireless network revenue guidance for full year 2004 is revised upward from the range of $2,240 million to $2,280 million to a range of $2,360 million to $2,400 million, reflecting the strength in postpaid voice and data net subscriber additions and favourable trends in Wireless data and roaming revenues.

Wireless operating profit before management fees guidance for the full year 2004 is revised upward from the range of $820 million to $845 million to a range of $915 million to $940 million, reflecting the strength in network revenue growth.

Other previously issued guidance ranges for 2004 remain unchanged.

Rogers Communications Inc.	- 41 -	Second Quarter 2004

Quarterly Summary

(thousands of dollars,	2004		June 2004	2003
except per share amounts)	Q1	Q2	YTD	Q1	Q2	Q3	Q4	FY03
Income Statement
Operating Revenue(1)
Cable	$473,074	$474,846	$947,920	$432,998	$434,386	$445,646	$475,092	$1,788,122
Wireless	592,841	655,920	1,248,761	497,118	532,462	588,615	589,599	2,207,794
Media	215,741	230,881	446,622	196,726	219,706	194,691	243,869	854,992
Corporate and eliminations	(16,907)	(18,152)	(35,059)	(11,462)	(13,341)	(17,329)	(16,920)	(59,052)

	1,264,749	1,343,495	2,608,244	1,115,380	1,173,213	1,211,623	1,291,640	4,791,856

Operating profit(2)
Cable	171,186	173,294	344,480	157,288	161,878	167,587	176,721	663,474
Wireless	219,644	247,083	466,727	155,810	182,546	222,295	166,921	727,572
Media	6,470	38,819	45,289	6,020	37,106	20,988	42,610	106,724
Corporate	(15,443)	(13,407)	(28,850)	(9,846)	(11,324)	(10,762)	(16,942)	(48,874)

	381,857	445,789	827,646	309,272	370,206	400,108	369,310	1,448,896
Other expense (recovery)	—	—	—	—	—	—	—	—
Depreciation & Amortization	246,090	250,528	496,618	248,319	256,427	261,666	273,851	1,040,263

Operating income	135,767	195,261	331,028	60,953	113,779	138,442	95,459	408,633
Interest on long-term debt	(124,144)	(118,840)	(242,984)	(123,547)	(128,010)	(121,944)	(115,364)	(488,865)
Other income (expense)	(75,383)	(41,775)	(117,158)	109,620	96,860	(12,045)	50,558	244,993
Income tax recovery (expense)	(1,453)	(3,555)	(5,008)	(7,132)	(3,372)	(3,039)	36,400	22,857
Non-controlling interest	423	(25,596)	(25,173)	(16,158)	(25,197)	(18,854)	1,784	(58,425)

Net income (loss) for the period	(64,790)	5,495	(59,295)	23,736	54,060	(17,440)	68,837	129,193

Net income (loss) per share -basic	$(0.33)	$(0.03)	$(0.37)	$0.06	$0.18	$(0.13)	$0.24	$0.35
Operating profit margin %(3)
Cable	36.2	36.5	36.3	36.3	37.3	37.6	37.2	37.1
Wireless	37.0	37.7	37.4	31.3	34.3	37.8	28.3	33.0
Media	3.0	16.8	10.1	3.1	16.9	10.8	17.5	12.5
Consolidated	30.2	33.2	31.7	27.7	31.6	33.0	28.6	30.2
Other Statistics
Property, plant and equipment expenditures(4)	$228,666	$218,267	$446,933	$188,950	$222,312	$244,722	$307,758	$963,742

(thousands of dollars,	2002
except per share amounts)	Q1	Q2	Q3	Q4	FY02
Income Statement
Operating Revenue(1)
Cable	$384,586	$394,218	$409,235	$426,515	$1,614,554
Wireless	414,624	461,018	512,871	503,001	1,891,514
Media	176,817	213,570	187,395	233,023	810,805
Corporate and eliminations	(10,984)	(12,035)	(12,945)	(14,124)	(50,088)

	965,043	1,056,771	1,096,556	1,148,415	4,266,785

Operating profit(2)
Cable	131,314	136,067	139,770	156,329	563,480
Wireless	110,851	132,782	160,906	123,148	527,687
Media	4,234	30,129	18,804	34,468	87,635
Corporate	(7,358)	(10,630)	(8,717)	(10,483)	(37,188)

	239,041	288,348	310,763	303,462	1,141,614
Other expense (recovery)	(12,331)	—	—	5,850	(6,481)
Depreciation & Amortization	235,861	247,227	246,534	251,836	981,458

Operating income	15,511	41,121	64,229	45,776	166,637
Interest on long-term debt	(108,635)	(118,035)	(133,107)	(131,502)	(491,279)
Other income (expense)	(12,241)	(216,923)	(48,692)	798,569	520,713
Income tax recovery (expense)	(10,367)	105,365	11,564	(31,832)	74,730
Non-controlling interest	18,169	(324)	6,241	17,145	41,231

Net income (loss) for the period	(97,563)	(188,796)	(99,765)	698,156	312,032

Net income (loss) per share -basic	$(0.53)	$(0.96)	$(0.68)	$3.22	$1.05
Operating profit margin %(3)
Cable	34.1	34.5	34.2	36.7	34.9
Wireless	26.7	28.8	31.4	24.5	27.9
Media	2.4	14.1	10.0	14.8	10.8
Consolidated	24.8	27.3	28.3	26.4	26.8
Other Statistics
Property, plant and equipment expenditures(4)	$242,043	$324,656	$305,359	$389,925	$1,261,983

1.	Effective January 1, 2004, we adopted new accounting standards regarding the timing of revenue recognition and the classification of certain items as revenue or expense; see the “New Accounting Standards – Revenue Recognition” section for further details with respect to the impact of this reclassification. All periods presented above are prepared on a consistent basis.

2.	Operating profit should not be considered as a substitute or alternative for operating income or net income, in each case determined in accordance with generally accepted accounting principles (“GAAP”). See the “Reconciliation to Net Income (Loss)” section for a reconciliation of operating profit to operating income and net income (loss) under GAAP; and the “Key Performance Indicators and Non-GAAP Measures – Operating Profit” section.

3.	As defined – see the “Key Performance Indicators Non-GAAP Measures – Operating Profit Margin” section and as calculated below.

4.	Additions to property, plant and equipment as stated based on accrual basis – see the “Key Performance Indicators and Non-GAAP Measures – Property, Plant and Equipment” section.

Rogers Communications Inc.	- 42 -	Second Quarter 2004

Rogers Communications Inc.
Unaudited Consolidated Statements of Income

	Three Months Ended June 30,		Six Months Ended June 30,
(In thousands of dollars, except per share amounts)	2004	2003	2004	2003
Operating revenue (Note 1 (d))	$1,343,495	$1,173,213	$2,608,244	$2,288,593
Cost of sales (Note 1 (d))	184,530	144,795	345,463	284,671
Sales and marketing costs (Note 1 (d))	193,599	172,934	386,850	346,887
Operating, general and administrative expenses (Note 1 (d))	519,577	485,278	1,048,285	977,555
Depreciation and amortization	250,528	256,427	496,618	504,747

Operating income	195,261	113,779	331,028	174,733
Interest on long-term debt	(118,840)	(128,010)	(242,984)	(251,557)

	76,421	(14,231)	88,044	(76,824)
Gain on sale of other investments	3,983	—	3,983	—
Writedown of investments	(2,147)	—	(4,080)	—
Losses from investments accounted for by the equity method	(7,149)	(13,709)	(16,200)	(25,561)
Foreign exchange gain (loss)	(76,805)	116,219	(124,370)	236,686
Change in the fair value of derivative instruments	36,543	—	35,992	—
Loss on repayment of long-term debt	—	(7,597)	(20,326)	(7,597)
Investment and other income	3,800	1,947	7,843	2,953

Income (loss) before income taxes and non-controlling interest	34,646	82,629	(29,114)	129,657

Income tax expense
Current	3,555	3,372	5,008	7,320
Future	—	—	—	3,185

	3,555	3,372	5,008	10,505

Income before non-controlling interest	31,091	79,257	(34,122)	119,152
Non-controlling interest	(25,596)	(25,197)	(25,173)	(41,356)

Net income (loss) for the period	$5,495	$54,060	$(59,295)	$77,796

Earnings (loss) per share (Note 6)
Basic	$(0.03)	$0.18	$(0.37)	$0.25
Diluted	(0.03)	0.18	(0.37)	0.24

See accompanying Notes to Unaudited Interim Consolidated Financial Statements.

Rogers Communications Inc.	- 43 -	Second Quarter 2004

Rogers Communications Inc.
Unaudited Consolidated Statements of Cash Flows

	Three Months Ended June 30,		Six Months Ended June 30,
(In thousands of dollars)	2004	2003	2004	2003
Cash provided by (used in):
Operating activities:
Net income (loss) for the period	$5,495	$54,060	$(59,295)	$77,796
Adjustments to reconcile net income (loss) to cash flows from operating activities:
Depreciation and amortization	250,528	256,427	496,618	504,747
Future income taxes	—	—	—	3,185
Non-controlling interest	25,596	25,197	25,173	41,356
Unrealized foreign exchange (gain) loss	75,975	(115,781)	121,915	(233,165)
Gain on sale of other investments	(3,983)	—	(3,983)	—
Writedown of investments	2,147	—	4,080	—
Loss on repayment of long-term debt	—	7,597	20,326	7,597
Change in fair value of derivative instruments	(36,543)	—	(35,992)	—
Losses from investments accounted for by the equity method	7,149	13,709	16,200	25,561
Accreted interest due on repayment of certain notes payable	2,563	2,524	5,044	5,199
Dividends from associated companies	312	375	374	375

	329,239	244,108	590,460	432,651
Change in non-cash working capital items (Note 11)	(74,240)	(46,331)	(131,813)	(93,071)

	254,999	197,777	458,647	339,580
Financing activities:
Issue of long-term debt	233,000	802,400	2,379,550	1,098,400
Repayment of long-term debt	(357,099)	(640,418)	(2,295,173)	(781,619)
Proceeds on termination of cross-currency interest rate exchange agreements	—	—	58,416	—
Premium on repayment of long-term debt	—	(6,316)	(49,188)	(6,316)
Financing costs incurred	—	(6,220)	(18,671)	(6,220)
Issue of capital stock	250,013	242,327	260,592	244,037
Dividends on Preferred shares and distributions on Convertible	—
Preferred Securities	(8,250)	(8,250)	(16,500)	(16,500)
Dividends on Class B Non-Voting, Class A Voting and Series E Preferred shares	—	—	(11,677)	—

	117,664	383,523	307,349	531,782
Investing activities:
Property, plant and equipment expenditures (Note 11)	(226,044)	(204,154)	(465,331)	(514,230)
Proceeds on sale of other investments	6,272	—	6,272	—
Acquisition of 20% interest in Toronto Blue Jays	—	—	(39,111)	—
Acquisitions of subsidiary companies, net of cash acquired	—	—	(19,777)	—
Acquisition of spectrum licences	—		(5,913)
Other investments	(25,623)	(30,789)	(28,110)	(33,605)

	(245,395)	(234,943)	(551,970)	(547,835)

Increase in cash	127,268	346,357	214,026	323,527
Cash (deficiency), beginning of period	76,470	4,054	(10,288)	26,884

Cash, end of period	$203,738	$350,411	$203,738	$350,411

Cash (deficiency) is defined as cash and cash equivalents, which have an original maturity of less than 90 days, less bank advances

For supplemental cash flow information, see Note 11.
See accompanying Notes to Unaudited Interim Consolidated Financial Statements.

Rogers Communications Inc.	- 44 -	Second Quarter 2004

Rogers Communications Inc.
Unaudited Consolidated Balance Sheets

	June 30,	December 31,
(In thousands of dollars)	2004	2003
Assets
Current assets
Accounts receivable	$565,627	$550,830
Cash and cash equivalents	203,738	—
Other current assets	202,755	178,993

	972,120	729,823
Property, plant and equipment	5,016,443	5,039,304
Goodwill	1,902,533	1,891,636
Other intangible assets	405,582	400,219
Investments (Note 2)	234,367	229,221
Deferred charges	198,761	142,480
Other long term assets	31,283	32,812

	$8,761,089	$8,465,495

Liabilities and Shareholders’ Equity
Liabilities
Current liabilities
Bank advances, arising from outstanding cheques	$—	$10,288
Accounts payable and accrued liabilities	837,745	1,021,559
Current portion of long -term debt (Note 4)	392,657	11,498
Current portion of fair value of derivative instruments	31,692	—
Unearned revenue	107,792	97,577

	1,369,886	1,140,922
Long-term debt (Note 4)	4,788,311	5,293,518
Fair value of derivative instruments	374,504	—
Other long term liabilities	51,109	70,333

	6,583,810	6,504,773
Non-controlling interest	230,492	193,342
Shareholders’ equity (Note 5)	1,946,787	1,767,380

	$8,761,089	$8,465,495

Subsequent event (Note 13)

See accompanying Notes to Unaudited Interim Consolidated Financial Statements.

Rogers Communications Inc.	- 45 -	Second Quarter 2004

Rogers Communications Inc.
Unaudited Consolidated Statements of Deficit

	Six Months Ended	Six Months Ended
	June 30,	June 30,
(In thousands of dollars)	2004	2003
Deficit, beginning of period	$(339,436)	$(415,589)
Adjustment for stock-based compensation (Note 1)	(7,025)	—

As restated	(346,461)	(415,589)
Net income (loss) for the period	(59,295)	77,796
Dividends on Class A Voting shares and Class B Non-Voting shares	(11,743)	(11,602)
Dividends on Series E Preferred shares	—	(6)
Distribution on Convertible Preferred Securities	(16,500)	(13,303)

Deficit, end of period	$(433,999)	$(362,704)

See accompanying notes to Unaudited Interim Consolidated Financial Statements.

Rogers Communications Inc.	- 46 -	Second Quarter 2004

Rogers Communications Inc.
Notes to Unaudited Consolidated Financial Statements
Three and Six Months Ended June 30, 2004 and 2003

These interim unaudited Consolidated Financial Statements do not include all of the disclosures required by Canadian generally accepted accounting principles (GAAP). They should be read in conjunction with the audited Consolidated Financial Statements, including the Notes thereto, for the year ended December 31, 2003.

1.	Basis of Presentation and Accounting Policies:

The interim Consolidated Financial Statements include the accounts of Rogers Communications Inc. and its subsidiaries (collectively “Rogers” or “the Company”). The Notes presented in these interim Consolidated Financial Statements include only significant changes and transactions occurring since the Company’s last year-end, and are not fully inclusive of all matters normally disclosed in the Company’s annual audited Consolidated Financial Statements.

These interim Consolidated Financial Statements follow the same accounting policies and methods of application as the most recent annual financial statements, with the exception of the following policies adopted in the six months ended June 30, 2004:

(a) GAAP Hierarchy

In June 2003, the Canadian Institute of Chartered Accountants (CICA) released Handbook Section 1100, “Generally Accepted Accounting Principles”. Previously, there had been no clear definition of the order of authority for sources of GAAP. This standard established standards for financial reporting in accordance with Canadian GAAP and applies to the Company’s 2004 fiscal year. This section also provides guidance on sources to consult when selecting accounting policies and appropriate disclosures when a matter is not dealt with explicitly in the primary sources of GAAP.

The Company has reviewed this new standard, and as a result has adopted a classified balance sheet presentation since it believes the historical industry practice of a declassified balance sheet presentation is no longer appropriate.

In addition, within the Company’s Consolidated Statements of Cash Flows, it has reclassified the change in non-cash working capital items related to PP&E, to PP&E expenditures under investing activities. This change had the impact of increasing PP&E expenditures on the Statements of Cash Flows, compared to the previous method, by $7.8 million and decreasing our PP&E expenditures by $18.2 million in the three months ended June 30, 2004 and 2003, respectively. For the six months ended June 30, 2004 PP&E expenditures on the Statements of Cash Flows increased by $18.4 million and for the six months ended June 30, 2003 this change had the impact of increasing PP&E expenditures on the Statements of Cash Flows by $103.0 million. In all periods, the corresponding change was to non-cash working capital items within operating activities.

Rogers Communications Inc.	- 47 -	Second Quarter 2004

(b) Hedging Relationships

In November 2001, the CICA issued Accounting Guideline 13, “Hedging Relationships” (“AcG-13”), and in November 2002, the CICA amended the effective date of the guideline. AcG-13 established new criteria for hedge accounting and it will apply to all hedging relationships in effect on or after January 1, 2004. Effective January 1, 2004, the Company determined that it would not account for its derivative instruments, including cross-currency interest rate exchange agreements and forward exchange agreements, as hedges for accounting purposes.

As a result, the Company has adjusted the carrying value of these instruments from $334.8 million at December 31, 2003 to the fair value of $388.2 million on January 1, 2004. The corresponding adjustment of $53.4 million has been deferred and will be amortized into income over the remaining life of the underlying debt instruments.

Effective July 1, 2004, the Company determined that, on a prospective basis, it will treat certain designated cross-currency interest rate exchange agreements as hedges of specific debt instruments and will account for these in accordance with AcG-13. A transitional liability arising on the change from mark-to-market accounting to hedge accounting of $74.8 million will be amortized to income over the shorter of the remaining life of the debt and the term of the swaps. The impact of this change will be to reduce amortization expense by $4.8 million for the remainder of 2004.

(c) Stock-Based Compensation

Effective January 1, 2004, Canadian GAAP requires the Company to calculate the fair value of stock-based compensation awarded to employees and to expense the fair value over the vesting period of the stock options. In accordance with the transition rules, the Company determined the fair value of stock options granted to employees since January 1, 2002, using the Black-Scholes Option Pricing Model, and recorded an adjustment to opening retained earnings in the amount of $7.0 million, representing the expense for the 2002 and 2003 fiscal years. The offset to retained earnings is an increase in contributed surplus. Stock-based compensation expense of $5.2 million and $8.2 million have been recorded for the three months ended June 30, 2004 and the six months ended June 30, 2004, respectively.

(d) Revenue Recognition

Effective January 1, 2004, the Company adopted new Canadian accounting standards including CICA Emerging Issues Committee Abstract 142 issued in December 2003, regarding the timing of revenue recognition and the classification of certain items as revenue or expense.

As a result of the adoption of these new accounting standards, the following changes to the recognition and classification of revenue and expenses have been made:

•	Installation fee revenue from both new connects and re-connects net of discounts are deferred and amortized over the estimated life of the subscriber, which the Company has determined based on churn, transfers of service and moves to be approximately four years. Installation costs up to the amount of installation revenue earned from reconnects are also deferred and amortized over the estimated life of the subscriber. At June 30, 2003, the

Rogers Communications Inc.	- 48 -	Second Quarter 2004

revenue deferred with respect to installations is $4.3 million and costs deferred are $3.0 million.

•	Revenue and cost on the sale of customer-premises equipment (CPE) are recognized immediately, consistent with the Company’s historical practice.

•	Wireless activation fees are now classified as equipment revenue. Previously, these amounts were classified as network revenue.

•	Recoveries from new and existing subscribers from the sale of wireless and cable equipment are now classified as equipment revenue. Previously, these amounts were recorded as a reduction to expense.

•	Certain other recoveries from subscribers related to collections activities are now recorded in revenue. Previously, these amounts were recorded as a recovery of operating, general and administrative expenses.

•	Wireless equipment subsidies provided to new and existing subscribers are now classified as a reduction to equipment revenue. Previously, these amounts were recorded as sales expense in the case of a new subscriber, and as operating, general and administrative expense in the case of an existing subscriber.

•	Wireless equipment costs for equipment provided under retention programs to existing subscribers are now recorded as cost of equipment sales. Previously, these amounts were recorded as operating, general and administrative expense.

The effect of the adoption on the financial results of Wireless is as follows:

	Three Months Ended June 30,				Six Months Ended June 30,
(In millions of dollars)	2004		2003		2004		2003
	After	Prior to	After	Prior to	After	Prior to	After	Prior To
	Adoption	Adoption	Adoption	Adoption	Adoption	Adoption	Adoption	Adoption
Network revenue	$592.8	$594.1	$493.2	$495.4	$1,136.8	$1,140.5	$954.6	$958.4
Equipment sales	63.2	68.8	39.3	52.5	112.0	121.8	75.0	99.4

	$656.0	$662.9	$532.5	$547.9	$1,248.8	$1,262.3	$1,029.6	$1,057.8

Cost of equipment sales	$114.7	$68.4	$83.8	$54.0	$205.9	$120.3	$157.4	$102.4
Sales and marketing expenses	90.2	127.8	82.1	115.9	176.8	246.6	164.9	228.8
Operating, general and administrative expenses	203.9	219.5	184.1	195.4	399.3	428.6	368.9	388.2

Operating profit	$247.2	$247.2	$182.6	$182.6	$466.8	$466.8	$338.4	$338.4

The effect of the adoption on the financial results of Cable is as follows:

(In millions of dollars)	Three Months Ended June 30,				Six Months Ended June 30,
	2004		2003		2004		2003
	After	Prior to	After	Prior to	After	Prior to	After	Prior to
	Adoption	Adoption	Adoption	Adoption	Adoption	Adoption	Adoption	Adoption
Operating revenue	$474.8	$473.6	$434.4	$429.4	$947.9	$942.0	$867.4	$857.4

Sales and marketing expenses	$58.3	$59.5	$48.7	$49.0	$117.7	$119.3	$97.5	$98.0
Operating, general and administrative expenses	207.1	203.3	195.2	189.9	417.3	408.4	389.8	379.2
Operating profit	$167.3	$168.7	$157.8	$157.8	$333.6	$335.0	$311.0	$311.0

To conform to the current presentation, on a consolidated basis in the three-month and six-month periods ended June 30, 2003, revenues have been decreased by $5.7 million and $7.6 million, respectively, as a result of this adoption, and expenses have been reduced by $4.3 and $6.2 million, respectively.

Rogers Communications Inc.	- 49 -	Second Quarter 2004

These changes in accounting classification had no effect on the amounts of reported operating profit, net income (loss), or earnings (loss) per share of the prior periods, as the change related to Cable installation fee revenue was applied on a prospective basis. All prior period amounts, including key performance indicators, have been made to conform to reflect these changes in classification.

2.	Investments:

			June 30,		December 31,
(In thousands of dollars)			2004		2003
			Quoted
			Market	Book	Book
Description			Value	Value	Value
Investments accounted for by the equity method
Blue Jays Holdco				$104,942	$95,720
Other				6,974	5,055

				111,916	100,775
Investments accounted for by the cost method, net of writedowns
Publicly traded companies:
Cogeco Cable Inc.	7,253,800	Subordinate Voting Common shares	$159,584	75,758	75,758
Cogeco Inc.	2,724,800	Subordinate Voting Common shares	53,134	28,610	28,610
Other publicly traded companies			21,132	3,552	7,508

			233,850	107,920	111,876
Private companies				14,531	16,570

				$234,367	$229,221

Blue Jays Holdco

The increase in the investment in Blue Jays Holdco from March 31, 2004 and December 31, 2003, of $18.2 million and $9.2 million respectively, reflects the equity loss for the three months and six months ended June 30, 2004, of $7.3 million and $18.9 million (2003 — $14.2 million and $27.7 million, respectively), offset by cash advances in the three months and six months ended June 30, 2004, of $25.5 million and $28.1 million, respectively (2003 — $30.1 million and $31.5 million, respectively).

On January 5, 2004, the Company paid the remaining amount due, related to the purchase of the 20% minority interest in the Toronto Blue Jays Baseball Club for approximately $39.1 million. This payment had no impact on the carrying value of the investment, as this liability was recorded at the date of acquisition.

Other Investments

During the three months ended June 30, 2004, the Company recognized a gain of $4.0 million related to the sale of various investments.

Rogers Communications Inc.	- 50 -	Second Quarter 2004

3.	Acquisitions:

On January 2, 2004, the Company entered into a partnership with CTV Specialty Television Inc. (CTV) in which it acquired 50% of CTV’s mobile production and distribution business. The interest in the partnership, Dome Productions Partnership, was acquired for cash of $21.3 million, net of cash acquired. The final purchase price is subject to adjustments for working capital items.

4.	Long-Term Debt:

	Interest	June 30,	December 31,
(in thousands of dollars)	Rate	2004	2003
(A) Corporate:
(i) Convertible Debentures, due 2005	5.75%	284,922	271,197
(ii) Senior Notes, due 2006	10.50%	75,000	75,000

		359,922	346,197
(B) Cable:
(i) Bank credit facilities	Floating	—	36,000
(ii) Senior Secured Second Priority Notes, due 2005	10.00%	388,847	376,777
(iii) Senior Secured Second Priority Notes, due 2007	7.60%	450,000	450,000
(iv) Senior Secured Second Priority Notes, due 2012	7.875%	466,830	452,340
(v) Senior Secured Second Priority Notes, due 2013	6.25%	466,830	452,340
(vi) Senior Secured Second Priority Debentures, due 2014	5.50%	466,830	—
(vii) Senior Secured Second Priority Debentures, due 2014	9.65%	—	300,000
(viii) Senior Second Priority Debentures, due 2032	8.75%	266,760	258,480
(ix) Senior Subordinated Debentures, due 2015	11.00%	151,620	146,914

		2,657,717	2,472,851
(C) Wireless:
(i) Bank credit facilities	Floating	48,500	138,000
(ii) Senior Secured Notes, due 2006	10.50%	160,000	160,000
(iii) Senior Secured Notes, due 2007	8.30%	—	253,453
(iv) Senior Secured Debentures, due 2008	9.375%	—	430,589
(v) Senior Secured Notes, due 2011	9.625%	653,562	633,276
(vi) Senior Secured Debentures, due 2016	9.75%	206,606	200,193
(vii) Senior Subordinated Notes, due 2007	8.80%	—	231,443
(viii) Senior Subordinated Notes, due 2014	6.375%	1,000,350	—

		2,069,018	2,046,953
(D) Media:
Bank credit facility — Media	Floating	57,000	63,500
Obligations under mortgages and capital leases and other	Various	37,312	40,730

		5,180,968	4,970,232
Effect of cross-currency interest rate exchange agreements		—	334,784

		5,180,968	5,305,016
Less current portion		(392,657)	(11,498)

		$4,788,311	$5,293,518

Rogers Communications Inc.	- 51 -	Second Quarter 2004

Issued:

On February 20, 2004, Wireless issued US$750.0 million 6.375% Senior Secured Notes due 2014.

On March 26, 2004, Wireless entered into US$750.0 million notional amount of cross-currency interest rate exchange agreements to reduce Wireless’ exposure to changes in the exchange rate of the U.S. dollar as compared to the Canadian dollar. The impact of these cross-currency interest exchange agreements is to economically hedge these amounts at an average exchange rate of Cdn $1.33490 to U.S. $1.00.

On March 8, 2004, Cable issued US$350.0 million 5.50% Senior Secured Second Priority Notes, due 2014.

Redeemed:

On February 20, 2004, Wireless unwound US$333.2 million cross-currency interest rate exchange agreements for cash proceeds of $58.4 million. On March 26, 2004, Wireless redeemed its US$196.1 million Senior Secured Notes, US$179.1 million Senior Subordinated Notes and US$333.2 million Senior Secured Debentures for an aggregate US$734.7 million, including payment of redemption premiums. These transactions resulted in a loss on the repayment of long-term debt of $2.3 million, which consisted of redemption premiums of $34.7 million and $7.8 million related to the write-off of deferred financing costs, offset by a $40.2 million gain on the release of the deferred transition gain related to the cross-currency interest rate exchange agreements that were unwound during the quarter.

On February 23, 2004, Cable redeemed $300.0 million of its Senior Secured Second Priority Debentures for $314.5 million including redemption premiums, resulting in a loss on the repayment of debt of $18.0 million.

As indicated in Note 1(b), the Company determined that it would not account for derivative instruments, including cross-currency interest rate exchange agreements, as effective hedges for accounting purposes. Accordingly, effective January 1, 2004, the Company records the fair value of these instruments as a separate component of the balance sheet, and as such, that effect of the cross-currency interest rate exchange agreement is no longer recorded as a component of long-term debt. At June 30, 2004, the fair value of derivative instruments is a liability of $406.2 million, and is disclosed as a separate component of the balance sheet.

Rogers Communications Inc.	- 52 -	Second Quarter 2004

5. Shareholders’ Equity:

	June 30,	December 31,
(In thousands of dollars)	2004	2003
Capital stock issued, at stated value:
Preferred shares:
Held by subsidiary companies:
60,000 Series XXVII	$60,000	$60,000
818,300 Series XXX	10,000	10,000
300,000 Series XXXI	300,000	300,000

	370,000	370,000
Held by members of the Company’s share purchase plans:
- Series E Convertible shares (2003-104,488)	—	1,787
Common shares:
56,235,394 Class A Voting shares	72,313	72,313
(2003 - 56,235,394)
188,546,636 Class B Non-Voting shares
(2003 - 177,241,646)	306,349	287,978

	748,662	732,078
Deduct:
Amounts receivable from employees under certain share purchase plans	—	1,186
Preferred shares of the Company held by subsidiary companies	370,000	370,000

Total capital stock	378,662	360,892
Convertible Preferred Securities	576,000	576,000
Contributed surplus	1,426,124	1,169,924
Deficit	(433,999)	(339,436)

Shareholders’ Equity	$1,946,787	$1,767,380

(i)	During the six months ended June 30, 2004, the Company completed the following capital stock transactions:

a) On April 15, 2004, the Company filed a final shelf prospectus in all of the provinces in Canada and in the U.S. under which we will be able to offer up to aggregate of US$750 million of Class B Non-Voting shares, preferred shares, debt securities, warrants, share purchase contracts or units, or any combination thereof for a period of 25 months; and

b) On June 16, 2004, 9,541,985 Class B Non-Voting shares were issued under the shelf prospectus for net cash proceeds of $239.0 million; and

c) 1,659,903 Class B Non-Voting shares were issued to employees upon the exercise of stock options for cash of $20.4 million; and

d) 103,102 Series E Convertible Preferred shares with a value of $0.2 million were converted to 103,102 Class B Non-Voting shares, and 1,386 Series E Convertible Preferred shares were cancelled, upon their expiry in April 2004.

As a result of the above transactions, $242.7 million of the issued amounts related to Class B Non-Voting shares was recorded in contributed surplus.

(ii)	Stock-based compensation:

a) On January 1, 2004, the Company adopted CICA Handbook Section 3870 and recorded a charge to opening retained earnings of $7.0 million for stock options granted to employees on or after January 1, 2002 (note 1(c)).

Rogers Communications Inc.	- 53 -	Second Quarter 2004

During the three months and six months ended June 30, 2004, the Company recorded compensation expense of approximately $5.2 million and $8.3 million, respectively, related to stock options granted to employees.

As a result of the above transactions, $15.3 million was recorded in contributed surplus. This was offset by the change related to the non-controlling interest share of stock compensation expense of $1.8 million which together with the change in contributed surplus related to shares issued, increased contributed surplus by $256.2 million.

b) Based on stock options issued subsequent to January 1, 2002, the stock-based compensation expense for the six months ended June 30, 2003 would have been $2.2 million, and pro forma loss for the six months ended June 30, 2003 would have been $75.6 million or $0.24 and $0.23 per share (basic and diluted).

The weighted average estimated fair value at the date of the grant for RCI options granted for the six months ended June 30, 2004 was $11.90 per share (2003 - $10.64). There were no Wireless options granted for the six months ended June 30, 2004. The weighted average estimated fair value at the date of the grant for Wireless options granted for the six months ended June 30, 2003 was $10.59 per share. The “fair value” of each option granted was estimated on the date of the grant using the Black-Scholes Option Pricing Model with the following assumptions:

	Three Months Ended June 30,		Six Months Ended June 30,
	2004	2003	2004	2003
Risk-free interest rate - RCI’s options	4.38%	4.46%	4.38%	4.41%
Risk-free interest rate - RWCI’s options	—	4.66%	—	4.66%
Dividend yield - RCI’s options	0.40%	—	0.40%	—
Volatility factor of the future expected market price of RWCI’s Class B Restricted Voting shares	—	56.14%	—	56.14%
Volatility factor of the future expected market price of RCI’s Class B Non-Voting shares	45.24%	50.10%	45.24%	49.88%
Weighted average expected life RWCI’s options	—	5 years	—	5 years
Weighted average expected life of RCI’s options	6.1 years	6.6 years	6.1 years	6.6 years

6. Calculation of Earnings (Loss) Per Share:

	Three Months Ended June 30,		Six Months Ended June 30,
(In thousands, except per share amounts)	2004	2003	2004	2003
Numerator:
Net income (loss) for the period	$5,495	$54,060	$(59,295)	$77,796
Distribution on Convertible Preferred Securities	(8,250)	(8,250)	(16,500)	(13,303)
Dividends accreted on Convertible Preferred Securities	(5,202)	(4,981)	(10,348)	(9,908)

Net income (loss) - basic and diluted	$(7,957)	$40,829	$(86,143)	$54,585

Denominator:
Weighted average number of shares outstanding:
Basic	236,400	221,886	235,261	219,255
Diluted	236,400	226,024	235,261	223,225
Earnings (loss) per share
Basic	($0.03)	$0.18	($0.37)	$0.25
Diluted	($0.03)	$0.18	($0.37)	$0.24

Rogers Communications Inc.	- 54 -	Second Quarter 2004

7. Pensions:

For the three and six months ended June 30, 2004, the Company has recorded pension expense in the amount of $2.4 million and $3.4 million, respectively (2003 - $3.0 million and $6.0 million, respectively). Pension expense for the twelve months ended December 31, 2004 is expected to be $6.6 million based on actuarial estimates. In addition, expense for the three months and six months ended June 30, 2004 related to supplemental executive retirement plans that are unfunded were $1.0 million and $2.1 million, respectively.

8. Employee Share Accumulation Plan:

Effective in the first quarter of 2004, the Company launched an employee share accumulation program that allows employees to voluntarily participate in a share purchase program. Under the terms of the program, employees of the Company can contribute a specified percentage of their regular earnings through payroll deductions. The designated administrator of the plan then purchases Class B Non-Voting shares of the Company or, in the case of Rogers Wireless Communications Inc. (Wireless) employees, Class B Restricted Voting shares of that company, on the open market, on behalf of the employee.

At the end of each quarter, the Company makes a contribution of 25% of the employee’s contribution in the quarter. The administrator then uses this amount to purchase additional shares of the Company or of Wireless on behalf of the employee, as outlined above.

The Company records its contribution as compensation expense, which amounted to $0.3 million and $0.5 million for the three months and six months ended June 30, 2004, respectively.

9. Restricted Share Units

Effective March 10, 2004, the Company created the 2004 Restricted Share Unit Plan which enables employees, officers and directors of the Company and participating companies to participate in the growth and development of the Company by providing such persons with the opportunity, through Restricted Share Units, to acquire a proprietary interest in the Company. Under the terms of the plan, Restricted Share Units are issued to the participant, and the units issued vest over a period not to exceed three years from the grant date.

On the vesting date, the Company shall redeem all of the participants’ Restricted Share Units in cash or by issuing one Class B Share for each Restricted Share Unit. The Company has reserved 2,344,591 Class B Shares for issuance under this plan.

As at June 30, 2004, 50,916 Restricted Units were outstanding related to Units issued on April 20, 2004. These Restricted Units vest at the end of three years from the grant date. The Company records compensation expense equally over the vesting period, taking into account fluctuations in the market price of the Class B Shares. Compensation expense for the three months and six months ended June 30, 2004 related to these Restricted Units was $0.1 million.

Rogers Communications Inc.	- 55 -	Second Quarter 2004

10. Segmented Information:

For the Three Months Ended June 30, 2004				Corporate items	Consolidated
(in thousands of dollars)	Cable	Wireless	Media	and eliminations	Totals
Operating revenue	$474,846	$655,920	$230,881	$(18,152)	$1,343,495
Cost of sales	36,901	114,611	33,018	—	184,530
Sales and marketing	58,331	90,215	45,053	—	193,599
Operating, general and administrative expenses	206,320	204,011	113,991	(4,745)	519,577
Management fees	9,497	2,919	3,562	(15,978)	—
Depreciation and amortization	117,465	121,885	10,585	593	250,528

Operating income (loss)	46,332	122,279	24,672	1,978	195,261
Interest:
Long-term debt	(60,676)	(49,436)	(2,684)	(6,044)	(118,840)
Intercompany	(7)	—	(10,298)	10,305	—
Intercompany dividends	—	—	10,698	(10,698)	—
Gain on sale of investments	—	—	—	3,983	3,983
Writedown of investments	(494)			(1,653)	(2,147)
Loss from investments accounted for by the equity method	—	—	138	(7,287)	(7,149)
Change in fair value of derivative instruments	21,483	15,060	—	—	36,543
Foreign exchange (loss)	(39,606)	(32,776)	(141)	(4,282)	(76,805)
Investment and other income (loss)	644	18	(196)	3,334	3,800
Income tax reduction (expense)	(1,772)	(1,322)	(449)	(12)	(3,555)
Non-controlling interest	—	—	—	(25,596)	(25,596)

Net income (loss) for the period	$(34,096)	$53,823	$21,740	$(35,972)	$5,495

Plant, property and equipment expenditures	$128,400	$93,399	$6,011	$(1,766)	$226,044

For the Three Months Ended June 30, 2003				Corporate items	Consolidated
(in thousands of dollars)	Cable	Wireless	Media	and eliminations	Totals
Operating revenue	$434,386	$532,462	$219,706	$(13,341)	$1,173,213
Cost of sales	29,494	83,761	31,539	1	144,795
Sales and marketing costs	48,686	82,007	42,082	159	172,934
Operating, general and administrative expenses	194,328	184,148	108,979	(2,177)	485,278
Management fees	8,589	2,834	3,313	(14,736)	—
Depreciation and amortization	121,164	125,232	9,163	868	256,427

Operating income (loss)	32,125	54,480	24,630	2,544	113,779
Interest:
Long-term debt	(59,512)	(49,601)	(1,933)	(16,964)	(128,010)
Intercompany	(734)	—	(12,325)	13,059	—
Intercompany dividends	1,548	—	10,842	(12,390)	—
Loss on repayment of long-term debt	(5,945)	—	—	(1,652)	(7,597)
Loss from investments accounted for by the equity method	—	—	406	(14,115)	(13,709)
Foreign exchange gain (loss)	16,345	53,483	(453)	46,844	116,219
Investment and other income (loss)	(251)	134	(69)	2,133	1,947
Income tax expense	(1,706)	(1,378)	(239)	(49)	(3,372)
Non-controlling interest	—	—	—	(25,197)	(25,197)

Net Income (loss) for the period	$(18,130)	$57,118	$20,859	$(5,787)	$54,060

Plant, property and equipment expenditures	$120,894	$83,256	$13,677	$(13,673)	$204,154

Rogers Communications Inc.	- 56 -	Second Quarter 2004

10. Segmented Information (continued):

For the Six Months Ended June 30, 2004				Corporate items	Consolidated
(In thousands of dollars)	Cable	Wireless	Media	and eliminations	total
Operating revenue	$947,920	$1,248,761	$446,622	(35,059)	2,608,244
Cost of sales	69,878	205,852	69,733	—	345,463
Sales and marketing	117,620	176,842	92,388	—	386,850
Operating, general and administrative expenses	415,943	399,340	239,212	(6,210)	1,048,285
Management fees	18,958	5,838	6,516	(31,312)	—
Depreciation and amortization	236,167	238,383	20,896	1,172	496,618

Operating income	89,354	222,506	17,877	1,291	331,028
Interest:
Long-term debt	(120,933)	(104,792)	(5,461)	(11,798)	(242,984)
Intercompany	(14)	—	(20,745)	20,759	—
Intercompany dividends	—	—	21,401	(21,401)	—
Gain on sale of investments	—	—	—	3,983	3,983
Loss on repayment of long-term debt	(18,013)	(2,313)	—	—	(20,326)
Writedown of investments	(494)			(3,586)	(4,080)
Gain (loss) from investments accounted for by the equity method	—	—	595	(16,795)	(16,200)
Change in fair value of derivative instruments	39,832	(3,840)	—	—	35,992
Foreign exchange gain (loss)	(59,230)	(57,152)	(240)	(7,748)	(124,370)
Investment and other income (loss)	(381)	1,055	(545)	7,714	7,843
Income tax reduction (expense)	(2,815)	(2,646)	(618)	1,071	(5,008)
Non-controlling interest	—	—	—	(25,173)	(25,173)

Net income (loss) for the period	(72,694)	$52,818	$12,264	(51,683)	(59,295)

Plant, property and equipment expenditures	$246,723	$206,954	$10,677	977	465,331

For the Six Months Ended June 30, 2003				Corporate items	Consolidated
(In thousands of dollars)	Cable	Wireless	Media	and eliminations	total
Operating revenue	$867,384	$1,029,580	$416,432	$(24,803)	$2,288,593
Cost of sales	62,671	157,399	64,601	—	284,671
Sales and marketing costs	97,500	164,853	85,325	(791)	346,887
Operating, general and administrative expenses	388,047	368,972	223,388	(2,852)	977,555
Management fees	17,149	5,668	5,714	(28,531)	—
Depreciation and amortization	240,510	244,356	17,921	1,960	504,747

Operating income	61,507	88,332	19,483	5,411	174,733
Interest:
Long-term debt	(115,931)	(97,609)	(3,437)	(34,580)	(251,557)
Intercompany	(2,851)	—	(24,485)	27,336	—
Intercompany dividends	2,984	—	21,508	(24,492)	—
Loss on repayment of long-term debt	(5,945)	—	—	(1,652)	(7,597)
Loss from investments accounted for by the equity method	—	—	600	(26,161)	(25,561)
Foreign exchange gain (loss)	33,336	105,772	(408)	97,986	236,686
Investment and other income	367	10	328	2,248	2,953
Income tax expense	(4,085)	(2,756)	(431)	(3,233)	(10,505)
Non-controlling interest	—	—	—	(41,356)	(41,356)

Net Income (loss) for the period	$(30,618)	$93,749	$13,158	$1,507	$77,796

Plant, property and equipment expenditures	$239,884	$254,267	$19,863	$217	$514,231

Rogers Communications Inc.	- 57 -	Second Quarter 2004

11. Consolidated Statement of Cash Flows – Supplemental Information:

The changes in non-cash working capital items are as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
(In thousands of dollars)	2004	2003	2004	2003
Decrease (increase) in accounts receivable	$195	$(8,059)	$6,286	$30,457
Increase (decrease) in accounts payable and accrued liabilities	(50,576)	(51,569)	(130,061)	(108,824)
Increase (decrease) in unearned revenue	3,203	(5,554)	10,215	1,955
Decrease (increase) in deferred charges and other assets	(27,062)	18,851	(18,253)	(16,659)

	$(74,240)	$(46,331)	$(131,813)	$(93,071)

A reconciliation of PP&E additions to expenditures is as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
(In thousands of dollars)	2004	2003	2004	2003
Additions to PP&E on the accrual basis	$(218,267)	$(222,312)	$(446,933)	$(411,262)
Change in non-cash working capital items related to PP&E	(7,777)	18,158	(18,398)	(102,968)

PP&E expenditures	$(226,044)	$(204,154)	$(465,331)	$(514,230)

Interest and Taxes Paid and Other Supplemental Information:

	Three Months Ended June 30,		Six Months Ended June 30,
(In thousands of dollars)	2004	2003	2004	2003
Supplemental cash flow information:
Interest paid	$118,684	$150,325	$211,242	$235,797
Income taxes paid	4,057	3,424	6,671	7,771

Supplemental disclosure of non-cash financing and investing activities:
Class B Non-Voting shares issued on conversion of Series B and E Convertible Preferred shares	$1,410	$12	$1,763	$12
Class B Non-Voting shares issued in consideration for acquisition of shares of Cogeco Cable Inc.	—	—	—	35,181

12. Related Party Transactions:

The Company has entered into certain transactions in the normal course of business with AT&T Wireless Services, Inc. (AWE), a shareholder of a subsidiary company, and with certain broadcasters in which the Company has an equity interest as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
(In thousands of dollars)	2004	2003	2004	2003
Roaming revenue billed to AWE	$(3,771)	$(2,714)	$(6,274)	$(5,689)
Roaming expense paid to AWE	2,990	3,484	6,430	7,787
Fees paid to AWE for over-air activation	(15)	27	31	173
Access fees paid to broadcasters accounted for by the equity method	$4,006	3,969	9,133	8,164

	$3,210	$4,766	$9,320	$10,435

The Company has entered into certain transactions with companies, the partners or senior officers of which are directors of the Company and/or its subsidiary companies. During the three and six months ended June 30, 2004, total amounts paid by the Company to these related parties for legal services, commissions paid on premiums for insurance coverage and other services aggregated $1.3 million and $1.8 million, respectively (2003 - $2.1 million and $2.9 million), for interest charges and other financing fees of $3.1 million and $4.8 million, respectively (2003 - $4.2 million and $7.3 million) and for telecommunication and programming services amounted to $1.6 million and $3.2 million, respectively (2003 - $19.4 million and $30.8 million).

Rogers Communications Inc.	- 58 -	Second Quarter 2004

13. Subsequent Event:

On April 28, the Company received notice from AT&T Wireless Services, Inc. (AWE) of their intent to explore options to monetize their 34% stake in Rogers Wireless. On May 20, 2004, the exclusive 21-day negotiation period (as defined under a August 1999 shareholders’ agreement between Rogers and AWE for the AWE stake) ended without an agreement on price and a 60 day period began during which AWE was permitted to attempt to sell its Rogers Wireless shares to third parties. On July 19, 2004, the Company announced that the disposition process had expired and that AWE had not sold its Rogers Wireless stake. Future initiatives by AWE to sell their 34% stake would require they restart the disposition process as outlined under the terms of the shareholders’ agreement between the companies.

Rogers Communications Inc.	- 59 -	Second Quarter 2004

About the Company:

Rogers Communications Inc. (TSX: RCI.A and RCI.B; NYSE: RG) is a diversified Canadian communications and media company. It is engaged in cable television, high-speed Internet access and video retailing through Canada’s largest cable television provider, Rogers Cable Inc.; in wireless voice and data communications services through Canada’s leading national GSM/GPRS cellular provider, Rogers Wireless Communications Inc.; and in radio, television broadcasting, televised shopping and publishing businesses through Rogers Media Inc.

For Further Information (Investment Community):

Bruce M. Mann, 416.935.3532, bruce.mann@rci.rogers.com
Eric A. Wright, 416.935.3550, eric.wright@rci.rogers.com

For Further Information (Media):

Jan L. Innes, 416.935.3525, jinnes@rci.rogers.com

Quarterly Investment Community Conference Call:

As previously announced, a live Webcast of the quarterly results conference call with the investment community will be broadcast via the Internet at www.rogers.com/webcast beginning at 10:00 a.m. ET on July 21, 2004. A re-broadcast of this call will be available on the Webcast Archive page of the Investor Relations section of www.rogers.com for a period of at least two weeks following the call.

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Rogers Communications Inc.	- 60 -	Second Quarter 2004